Progressive Waste Solutions Ltd. – March 31, 2015 - 1

Progressive Waste Solutions Ltd.                                                                                                              Exhibit 99.1

MD&A for the three months ended March 31, 2015

Disclaimer

This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward‑looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous factors could cause our actual results to differ materially from those expressed or implied in these forward‑looking statements.  We cannot assure you that any of our expectations, estimates or projections will be achieved.

Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of this MD&A.  We caution readers that the list of factors is illustrative and by no means exhaustive.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this MD&A are qualified by these cautionary statements.  The forward-looking statements in this MD&A are made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Industry Overview

The North American non-hazardous solid waste management industry is fragmented and competitive, requiring operational expertise, labour, capital resources and assets.  Industry participants compete for collection accounts based on quality of service and price and compete for transfer station and landfill volumes based on tipping fees, geographic location and environmental practices.  The North American non-hazardous solid waste management industry has undergone significant consolidation and integration in both Canada and the United States (“U.S.”), which we believe will continue.

The industry comprises the collection, transportation and transfer of non-hazardous solid waste (“waste”) to disposal facilities which include landfills, incinerators and composting or recycling facilities. Non-hazardous solid waste includes commercial, industrial and residential waste, including household and yard waste.  Non-hazardous solid waste is not comprised of substances considered hazardous materials under any federal, provincial, state and/or local legislation or regulation applicable to the collection, transfer, disposal and/or recycling of this waste.  The principal services offered in our industry are summarized below.

Collection.  Waste is collected from commercial, industrial and residential customers.  Commercial collection typically involves the use of front-end and rear-end load trucks to collect waste stored in steel bins that are usually supplied by the waste collection service provider.  Industrial waste collection typically involves the use of roll-off trucks to collect waste stored in large roll-off containers placed at manufacturing businesses or construction and demolition (“C&D”) sites. Residential waste collection involves the curbside collection of residential waste using rear, side and automated front-load trucks. Residential waste collection services are provided by municipalities, or companies that contract either with municipalities or directly with individual homeowners, homeowners’ associations, apartment building owners or similar groups.  Once collected, waste or recyclable material is transported to a transfer station or directly to a disposal or recycling facility.

Transfer Stations.  Transfer stations are facilities typically located near commercial, industrial and residential collection routes that are a distance from the ultimate disposal site.  Waste is received at the transfer station from collection trucks, sometimes sorted, and then transferred in large volumes to landfills or other waste disposal or recycling facilities.  This consolidation reduces the costs associated with transportation and may allow transfer station operator’s to obtain volume discounts on disposal rates at landfills and other disposal facilities.  Transfer stations also facilitate the efficient use of collection personnel and equipment by allowing them to focus on collection operations and spend less time traveling to disposal sites.  Transfer

Progressive Waste Solutions Ltd. – March 31, 2015 - 2

stations can handle waste received from commercial and residential collection operations and most industrial waste.  Some transfer stations are constructed to only receive specialized waste, such as C&D debris.

Landfills.  Landfills are the primary waste disposal facility for waste.  Landfills must be designed, permitted, operated and closed in accordance with comprehensive federal, provincial, state and/or local regulations.  These regulations also dictate the type of waste that may be received by the landfill.  Landfill operations include excavation of earth, spreading and compacting of waste and covering waste with earth or other inert material.

Other Disposal Facilities.  Other alternative disposal facilities include composting facilities, digestion, incineration or thermal processing.  Digestion involves the processing of organic waste in an oxygen starved environment into residues and recoverable methane gas which is typically used as a fuel to produce power.  Composting involves processing certain types of organic materials (leaf and yard wastes, food wastes and other organic matter, including paper, wood and organic sludges) into reusable and non-putrescible soil conditioners and other products.  Incineration facilities generally accept non-hazardous solid waste and are typically designed to incinerate the waste, often to generate electricity or steam.  Thermal processing involves the conversion of wastes into gasses, sometimes referred to as syngases, which are often used to produce power, synthetic fuels or natural gas.

Recycling.  Recovery and recycling involve operations in which certain types of waste material, including wood, paper, cardboard, plastic, glass, aluminum and other metals, are sorted, processed and resold as recycled material.  After processing and sorting, purchasers of this material generally pay a fluctuating spot market price for recycled materials.  Waste for which there is no market is shipped to a disposal facility, which is typically a landfill.

Corporate Overview

As one of North America’s largest full-service waste management companies, we provide waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states, and the District of Columbia, and in six Canadian provinces.  We serve our customers using a vertically integrated suite of collection and disposal assets.

Our U.S. south and northeast segments, collectively our U.S. business, operate principally under the Progressive Waste Solutions, IESI and WSI brands and provide vertically integrated waste collection, recycling and disposal services in two geographic regions: the south, consisting of various service areas in Florida, Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland, Virginia and the District of Columbia.

Our Canadian business operates principally under the Progressive Waste Solutions and WSI brands.  We provide vertically integrated waste collection, recycling and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec and we also provide disposal services in the province of Saskatchewan.  We believe we are one of Canada’s two largest waste management companies.

Our operating philosophy is to develop strong integrated collection and disposal operations and market share.  We believe that collection density provides us with the flexibility to pursue various strategies that drive revenue growth, margin expansion and free cash flow(B).  Our collection operations are supported by our transfer stations, landfills and material recovery facilities (“MRFs”), collectively our post collection service lines.  The integration of our collection, transfer and disposal operations enhances the operating leverage in our business model.  Our ability to internalize a significant portion of the waste we collect strengthens our margin profile and our local operations position in the markets we serve.  We focus on markets where we can implement our operating philosophy to optimize our return on assets and invested capital and drive additional growth and profitability.

We benefit from our longstanding relationships with many of our commercial, industrial and residential customers, which provide a high degree of stability for our business.  The majority of revenue derived from our commercial and many of our industrial customers is contractual having typical terms of three-to-five years in length.  These contracts provide us with predictable, recurring revenue and typically provide us with the ability to make annual indexed fee adjustments.  Our contracts often provide us with the ability to pass through fuel, disposal, transportation and other surcharges to cover increasing costs.  Many of our commercial and industrial contracts automatically renew on expiry of their then current term.

We are focused on optimizing our return on the assets we employ.  We believe that improving asset utilization drives growth and profitability.

Progressive Waste Solutions Ltd. – March 31, 2015 - 3

Introduction

The following is a discussion of our consolidated financial condition and results of operations for the three months ended March 31, 2015, which has been prepared with all available information up to and including April 29, 2015.  All amounts are reported in U.S. dollars, unless otherwise stated, and prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).  This discussion should be read in conjunction with our three months ended March 31, 2014 interim condensed consolidated financial statements (“financial statements”), including notes thereto, and MD&A and our consolidated financial statements for the years ended December 31, 2014 and December 31, 2013, both of which can be found at www.sedar.com and www.sec.gov.  Readers can also find Progressive Waste Solutions Ltd.’s (the “Company”) annual information form for the year ended December 31, 2014 posted on these sites as well.

Foreign Currency Exchange (“FX”) Rates

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We have elected to report our financial results in accordance with U.S. GAAP and in U.S. dollars to improve the comparability of our financial results with our peers.  Reporting our financial results in U.S. dollars also reduces the impact of foreign currency fluctuation in our reported amounts because our complement of assets and operations are larger in the U.S. than they are in Canada.  However, we remain a legally domiciled Canadian entity and our functional currency is the Canadian dollar.  As a result, our financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars (“C$”) using the current rate method of accounting.  The resulting translation adjustments are included in other comprehensive income or loss.  Our consolidated Canadian dollar balance sheet is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the balance sheet date, while our consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  Translating the financial position, results of operations and cash flows of our U.S. business into Canadian dollars, our functional currency, and re-translating these amounts to U.S. dollars, our reporting currency, has no translation impact on our financial statements.  Accordingly, our U.S. results retain their original values when expressed in our reporting currency.  Translation adjustments are only included in the determination of net income or loss when we realize a reduction in the investment we hold in operations outside of Canada.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below.  FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar and reflect noon rates according to the Bank of Canada.

	2015			2014
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.8620		$0.9052
March 31	$0.7885	$0.8057	$0.8057	$0.9047	$0.9062	$0.9062

Progressive Waste Solutions Ltd. – March 31, 2015 - 4

FX Impact on Consolidated Results

The following table has been prepared to assist readers in assessing the FX impact on select results for the three months ended March 31, 2015.

				Three months ended
	March 31, 2014	March 31, 2015	March 31, 2015	March 31, 2015	March 31, 2015
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$469,770	$9,634	$479,404	$(19,199)	$460,205
Operating expenses	293,198	6,339	299,537	(11,019)	288,518
Selling, general and administration	65,065	5,979	71,044	(3,346)	67,698
Amortization	67,207	(665)	66,542	(2,533)	64,009
Net loss (gain) on sale of capital and landfill assets	3,033	(12,235)	(9,202)	8	(9,194)
Operating income	41,267	10,216	51,483	(2,309)	49,174
Interest on long-term debt	14,943	2,448	17,391	(1,935)	15,456
Net foreign exchange loss (gain)	53	(371)	(318)	35	(283)
Net loss on financial instruments	3,335	8,813	12,148	(1,389)	10,759
Re-measurement gain on previously held
equity investment	(5,156)	5,156	-	-	-
Income before net income tax expense and
net loss from equity accounted investee	28,092	(5,830)	22,262	980	23,242
Net income tax expense	2,091	2,874	4,965	156	5,121
Net loss from equity accounted investee	82	(82)	-	-	-
Net income	$25,919	$(8,622)	$17,297	$824	$18,121

Adjusted EBITDA(A)	$112,862	$(989)	$111,873	$(5,001)	$106,872
Adjusted EBITA(A)	$59,553	$(2,574)	$56,979	$(2,818)	$54,161
Adjusted operating income or adjusted operating EBIT(A)	$42,622	$11,912	$54,534	$(2,477)	$52,057
Adjusted net income(A)	$24,752	$3,835	$28,587	$(345)	$28,242
Free cash flow(B)	$48,694	$(20,678)	$28,016	$(395)	$27,621

Progressive Waste Solutions Ltd. – March 31, 2015 - 5

Review of Operations - For the three months ended March 31, 2015

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Revenues
	Three months ended
	March 31
	2015	2014	Change

Total	$460,205	$469,770	$(9,565)

Canada	$153,881	$167,361	$(13,480)
U.S. south	$237,571	$221,854	$15,717
U.S. northeast	$68,753	$80,555	$(11,802)

Gross revenue by service type

	Three months ended March 31, 2015				Three months ended March 31, 2014
	Canada - stated in thousands of C$	Canada - percentage of revenues	U.S.	U.S. - percentage of revenues	Canada - stated in thousands of C$	Canada - percentage of revenues	U.S.	U.S. - percentage of revenues

Commercial	$85,131	44.6	$101,002	33.0	$82,187	44.5	$98,582	32.6
Industrial	35,496	18.6	53,451	17.4	34,027	18.4	51,761	17.1
Residential	33,396	17.5	81,886	26.7	32,961	17.8	80,049	26.5
Transfer and Disposal	53,982	28.3	97,506	31.8	52,927	28.7	100,727	33.3
Recycling	6,975	3.7	6,518	2.1	8,105	4.4	9,094	3.0
Other	7,234	3.8	5,768	1.9	5,015	2.7	5,083	1.7
Gross revenues	222,214	116.5	346,131	112.9	215,222	116.5	345,296	114.2

Intercompany	(31,225)	(16.5)	(39,807)	(12.9)	(30,544)	(16.5)	(42,887)	(14.2)
Revenues	$190,989	100.0	$306,324	100.0	$184,678	100.0	$302,409	100.0

Revenue growth or decline components – expressed in percentages and excluding FX

	Three months ended March 31, 2015			Three months ended March 31, 2014
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Price	2.6	1.3	1.8	2.5	1.5	1.9
Fuel surcharges	(0.6)	(1.0)	(0.9)	-	(0.2)	(0.1)
Recycling and other	(0.9)	(0.9)	(0.9)	0.9	-	0.3
Total price growth (decline)	1.1	(0.6)	-	3.4	1.3	2.1

Volume	2.2	0.3	1.0	(1.4)	(2.4)	(2.1)
Total organic revenue growth (decline)	3.3	(0.3)	1.0	2.0	(1.1)	-

Net acquisitions	0.1	1.6	1.1	0.2	(0.5)	(0.2)
Total revenue growth (decline)	3.4	1.3	2.1	2.2	(1.6)	(0.2)

Three months ended

On a consolidated basis, revenues declined approximately $9,600, which includes the negative impact of FX of approximately $19,200.  At FX parity, revenues grew approximately $10,200 with approximately C$6,300 attributable to Canada and the remainder, approximately $3,900, due to improvement in the U.S.  On a consolidated basis, better pricing across all service lines accounted for approximately $8,600 of the improvement.  Commercial pricing was up about 3.0% over the same period last year, and accounted for approximately $5,400 of the consolidated improvement to revenues.  Each of our segments recorded price improvement, but our Canadian and U.S. northeast segments were the primary contributors to this growth.

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Industrial and residential collection pricing was also up on a consolidated basis, and while not as strong as commercial collection pricing, the improvement was approximately 1.2% and 0.8% on a comparative basis, respectively.  Landfill pricing was also up between periods, most notably in our U.S. south and Canadian segments.  The growth in revenue from better pricing was essentially offset by lower revenues from fuel surcharges and lower commodity pricing, each of which was a drag on revenues by approximately $4,300.  Lower fuel surcharges reflect the lower cost of diesel fuel and lower commodity pricing reflects economic and supply/demand concerns from offshore processors.  Consolidated volumes grew approximately 1.0% or $4,900.  Canadian volume growth contributed approximately C$4,000 to this improvement, while our U.S. segments delivered net volume improvements of approximately $900 on volume growth in the U.S. south of about $6,600 which outpaced the decline in the U.S. northeast of approximately $5,700.  Our collection and post-collection service lines improved revenues from higher volumes, most notably in our commercial and residential collection and transfer station service lines.  Landfill volumes were off the pace set in the prior year period by approximately $1,300 or 2.9%.  Lower Canadian landfill volumes were a drag on revenues of approximately C$1,400, reflecting lower special waste volumes received at our Calgary and Lachenaie landfills, partially offset by higher special waste volumes received into our Ottawa site.  Landfill volumes across our U.S. segments were basically flat to revenues.  However, this result reflects an increase in volumes received at our U.S. south landfills which contributed approximately $2,000 to the increase in revenues, partially offset by an approximately $1,900 decline to revenues from our U.S. northeast landfills.  Our U.S. south segment landfills received higher volumes of waste and special waste materials in Texas, Missouri and Florida.  Revenues from volumes received at our U.S. northeast sites declined comparatively due in large part to lower transportation revenues attributable to volumes received from the New York City Department of Sanitation.  Continued competition for a constrained volume stream and weather impacted revenues from our landfill operations in the U.S. northeast as well.  Net acquisitions, which represent contributions from recently acquired companies net of the divestiture of certain operations, contributed approximately $5,200 to the improvement in revenues.  Revenues from acquisitions completed late in the fourth quarter of 2014, outpaced the decline in revenues attributable to the divestiture of our operations in Long Island, New York in February 2015.

Excluding the impact of FX, revenues in Canada grew approximately C$6,300 period-over-period.  Higher pricing across all service lines contributed about C$4,900 to the growth in revenues on a comparative basis.  Stronger commercial and industrial pricing were the key contributors, coupled with stronger landfill pricing at one of our landfills in western Canada.  Lower fuel surcharges in Canada on lower diesel fuel prices and lower commodity pricing, approximately C$1,100 and C$1,600, respectively, partially offset the improvement to revenues from price.  Volumes in our Canadian segment were also strong this quarter, delivering about C$4,000 to the improvement in revenues on a comparative basis.  Every service line in Canada delivered volume growth, with the exception of the landfill service line.  Strong special waste volumes received at our Calgary site last year, weren’t repeated in the current year period.  Our Lachenaie site is also off to a slower start this year compared last on lower special waste volumes.  Weather was a contributing factor to this result and weather was a negative to comparative volumes received at our Ridge landfill as well.  Our Ottawa site on the other hand realized improved revenues on higher special waste tonnes.  Revenues from our Lachenaie natural gas plant, which opened late in 2014, contributed approximately C$2,200 to the improvement in revenues from volumes.

Revenues in our U.S. south improved approximately $15,700 compared to the same period last year.  Acquisitions were the primary reason for this increase, representing approximately $12,400 of the improvement.  Volume improvements contributed approximately $6,600 to the growth in revenues.  Growth in this segment’s collection service lines delivered an improvement to revenues of approximately $3,900, with landfills delivering the most pronounced volume growth in our post collection service lines.  Landfill volumes were up and reflect higher volumes in many of our Texas, Missouri and Florida based landfills.  Collection volumes in this segment improved due to net residential contract wins coupled with a 2.8% or an approximately $2,000 improvement in commercial collection volumes period-over-period.  Price improvement, while not as strong as volume growth, was up about $1,500 over the same period last year.  Pricing was strongest in our commercial, residential and landfill service lines and was either up or flat across our remaining service offerings.  Commodity pricing was lower on a comparative basis and represented a drag to revenues of approximately $1,900.  Lower diesel fuel costs resulted in a retraction of fuel surcharge revenues by approximately $2,800.

Revenues in our U.S. northeast region were down about $11,800 period-over-period.  The sale of certain assets in Long Island, New York in February this year contributed to the decline in revenues period-over-period, coupled with the sale of a transfer station in the second quarter of last year.  These asset sales reflect our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital and together contributed approximately $7,300 to the decline in revenues period-over-period.  This segment’s comparative revenue performance was also impacted by lower commercial and industrial volumes due to a measured and strategic effort to eliminate less profitable business commencing late in 2013 and continuing throughout most of 2014.  The decline in revenues resulting from the execution of this strategy was about $3,300 for these two service lines combined.  Landfill volumes into our Seneca Meadows landfill were also lower period-over-period.  As noted above, revenues from volumes received at our U.S. northeast sites declined comparatively due in large part to lower

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transportation revenues attributable to volumes received from the New York City Department of Sanitation.  Continued competition for a constrained volume stream and weather impacted revenues from our landfill operations in the U.S. northeast as well.  Pricing was strong in our U.S. northeast segment increasing about 2.9% across all service lines and adding approximately $2,300 of additional revenues.  Stronger commercial pricing was the primary contributor to the price improvement at approximately $1,700.  Lower fuel surcharges and commodity pricing combined for a between period revenue decline of approximately $1,100.

Please refer to the Outlook section of this MD&A for additional discussion of the economic trends affecting revenues, our strategy and our operations.

Operating expenses
	Three months ended
	March 31
	2015	2014	Change

Operating expenses	$288,518	$293,198	$(4,680)

Canada	$88,317	$94,116	$(5,799)
U.S. south	$153,152	$140,719	$12,433
U.S. northeast	$47,049	$58,363	$(11,314)

  Three months ended

On a consolidated basis, operating expenses, as reported, declined approximately $4,700.  When FX is excluded, operating expenses increased by approximately $6,300.  The primary increases span labour, repair and maintenance and insurance, partially offset by lower vehicle operating costs.  The approximately $4,300 and $2,800 increases in labour and repair and maintenance costs, respectively, are largely the result of two acquisitions in our U.S. south segment late last year, coupled with strong organic growth in this segment as well.  The increase in our U.S. south segment represents approximately $5,000 and $3,400 of the increase, while increases in Canada were offset by declines in the U.S. northeast due to our strategic direction in both the current and prior years.  The increased cost of insurable risk, approximately $3,200, is almost entirely attributable to our U.S. south operations.  The development of prior year claims, accidents occurring in the current period and acquisitions are the primary reasons for the increase in insurance costs period-over-period.  Consolidated vehicle operating costs declined by about $7,300 between periods on a lower cost for diesel fuel. This decline was partially offset by net acquisition, organic growth and the settlement of fuel hedges.  The settlement of fuel hedges in the current quarter represented a charge of approximately $700 compared to an approximately $500 recovery in the same period last year.  Lower internalized waste volumes at our landfills and MRF’s also contributed to the increase in operating cost between periods.  As a percentage of revenues, and excluding the impact of FX, operating costs increased about 10 basis points comparatively.  Labour increased about 50 basis points, repair and maintenance costs increased about 40 basis points, insurance was up about 70 basis points, lower internalized landfill volumes were off 20 basis points, while lower vehicle operating costs reflected an improvement of approximately 170 basis points.  When the impact of the commodity price decline is negated, operating costs relative to revenues declined approximately 50 basis points.

Operating costs in Canada declined, but were higher than the same period last year by approximately $5,200 when FX is excluded.  Labour increased about $1,300 and repair and maintenance costs were higher by about $700.  As a percentage of revenues both labour and repair and maintenance costs increased.  However, commodity pricing fell short of the mark set in the same period last year by approximately $1,500.  After normalizing for commodity pricing, labour and repair and maintenance costs were down slightly or unchanged as a percentage of revenues when compared to the same period last year.  Disposal and other operating costs were also up about $3,500 period-over-period.  This is largely attributable to our natural gas plant which commenced operation late in 2014.  Higher disposal costs reflect higher waste volumes in western Canada and a higher comparative cost of disposal.  Organic growth across our Canadian operations also contributed to the increase in disposal costs and the higher costs we incurred to settle fuel hedges was more than offset by the decline in fuel costs.

Operating costs in our U.S. south segment increased approximately $12,400 period-over-period.  The increase largely reflects acquisition and organic growth.  Labour in this segment increased approximately $5,000 over the same period last year.  Acquisitions contributed approximately $2,900 to this increase, while new contract wins in Texas and Louisiana, stronger industrial volumes and general wage increases rounded out the balance of the increase.  As a percentage of revenues, labour costs were higher by about 80 basis points.  However, approximately 40 basis points of this increase is attributable to the

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impact on revenues from lower commodity pricing and fuel surcharges.  The remaining 40 basis point increase reflects the impact of acquisitions and mix of revenue growth between periods.  Repairs and maintenance increased approximately $3,400, the cost of insurable risk was higher by approximately $4,000, partially offset by lower vehicle operating costs of approximately $4,900.  The increase in repair and maintenance costs followed the same path labour did with approximately $1,000 of the increase attributable to acquisitions.  Organic growth from new contract wins and revenue mix drove these costs higher as well.  Higher insurance costs were due in part to acquisitions which contributed approximately $700 to the comparative increase.  However, the primary reason for the increase is due to the development of prior year claims, coupled with accidents occurring in the current period.  The decline in vehicle operating costs reflects the lower price for diesel fuel, partially offset by acquisitions and organic business growth.  Finally, disposal costs increased approximately $4,600 between periods and relative to revenues increased approximately 120 basis points. Approximately $2,200 of this increase is due to acquisitions.  Organic growth and temporarily diverting certain volumes from internal disposal sites as a result of equipment repair and maintenance issues also contributed to the increase in disposal costs.  Not unlike labour, disposal costs were higher relative to revenues reflecting changes in revenues from lower commodity pricing and fuel surcharges, and the mix of revenues and disposal costs from acquisition and organic growth.

Our U.S. northeast segment posted a decline in operating costs of approximately $11,300 period-over-period.  Operating costs were lower than the same period last year reflecting the strategic initiative and focus we’ve taken in this segment.  The most notable impact was the current year disposal of our Long Island, New York operations, coupled with the sale of a transfer station asset in the second quarter of 2014 that also contributed to the period-over-period decline in operating costs.  Additionally, much of our focus in late 2013 and most of 2014 was centered on the elimination of unprofitable business. Operating margins in the current quarter are about 400 basis points higher than they were in same period last year and were 510 basis points higher when the impact of lower commodity pricing and fuel surcharges is negated.  The primary declines were realized in our disposal, transportation, labour, repair and maintenance cost and vehicle operating cost categories.

Selling, general and administration ("SG&A")
	Three months ended
	March 31
	2015	2014	Change

Total	$67,698	$65,065	$2,633

Canada	$16,678	$17,164	$(486)
U.S. south	$24,922	$21,551	$3,371
U.S. northeast	$10,086	$9,296	$790
Corporate	$16,012	$17,054	$(1,042)

Three months ended

On a consolidated basis, SG&A expense increased approximately $2,600 over the same period last year, but increased about $6,000 when the impact of FX is excluded.  The primary reasons for the increase include higher transaction and related costs, higher non-operating or non-recurring costs, salaries and bad debt expense, partially offset by lower fair value movements in stock options.  In the prior year period, we recognized transaction and related cost recoveries due to certain acquisitions we completed in 2013 not achieving their contractual performance conditions.  Costs incurred in the current quarter are attributable to two acquisitions we completed late in 2014.  Non-operating or non-recurring costs increased approximately $1,600 and reflect indirect costs incurred in connection with the sale of our Long Island, New York operations in the quarter.  Certain severance costs were recorded to non-operating or non-recurring in the current quarter as well.  The increase in salaries, approximately $2,200, is due in part to new hires, which principally include corporate office and area level hires to support our operating locations, coupled with salary increases, acquisition and organic growth.  Bad debt expense was approximately $1,400 higher period-over-period due to charges recorded in our Florida based operations.  Our Canadian segment also realized a current quarter charge due to the exit of a large U.S. retailer from the Canadian market.  Lower expenses resulting from the fair value movement in stock options is due principally to a lower number of options outstanding.

From a segment perspective, higher SG&A expense in our U.S. south segment reflects organic and acquisition growth, changes to our internal management structure and higher bad debt expense.  Higher SG&A expense in our U.S. northeast segment reflects current period costs incurred on the disposition of our Long Island, New York operations.  The decline in Canadian segment SG&A expense is largely attributable to FX, partially offset by higher salaries and bad debt expense.  The increase in Canadian segment SG&A expense, including the comparative increase in salaries, reflects the classification of Canadian region SG&A costs to the Canadian segment.  In the prior year period, these costs were recorded as a corporate SG&A cost.  Finally,

Progressive Waste Solutions Ltd. – March 31, 2015 - 9

the decline in corporate office SG&A expense is on account of lower stock option expense, FX and the classification of Canadian region SG&A costs to the Canadian segment, partially offset by higher salaries and severance costs.

Adjusted SG&A expense was 14.1% in the first quarter of 2015 compared to 13.6% in the same period last year, expressed as a percentage of revenue.  When the impact of lower revenues resulting from falling commodity pricing and lower fuel surcharge revenues is negated, adjusted SG&A expense for 2015 would have been 13.8%.  The increase between periods is largely a function of higher bad debt expense which accounts for approximately 30 basis points of the increase.

Amortization
	Three months ended
	March 31
	2015	2014	Change

Total	$64,009	$67,207	$(3,198)

Canada	$20,042	$22,323	$(2,281)
U.S. south	$34,440	$31,266	$3,174
U.S. northeast	$9,106	$12,936	$(3,830)
Corporate	$421	$682	$(261)

Three months ended

On a consolidated basis, amortization expense declined approximately $3,200.  Net of FX, the decline was about $700 and is due to lower amortization expense attributable to intangible assets, which was lower than the prior period mark by about $2,300.  Our U.S. northeast segment recorded lower amortization expense due in large part to its Long Island, New York assets being classified as held for sale and eventually sold in the first quarter this year.  The decline in intangible amortization expense in our U.S. northeast segment of approximately $2,600 was partially offset by an increase in amounts recorded in our U.S. south segment of approximately $800.  The two acquisitions completed late last year is the primary reason for the increase recognized in our U.S. south segment.  Our corporate segment recognized a decline of about $500 reflecting fully amortized intangibles in our Canadian business.  The decline in intangible asset amortization expense was partially offset by higher landfill and capital asset amortization, approximately $800 and $700, respectively.  Higher landfill amortization was largely attributable to our U.S. operations, and more specifically our U.S. south segment.  Organic growth was the primary reason for this increase.  Higher capital amortization expense is due principally to growth in Canada and the U.S. south, partially offset by lower expenses incurred in our U.S. northeast segment.  As expected, lower amortization expense for capital assets in our U.S. northeast segment is the result of assets attributable to our Long Island, New York operations being classified as held for sale and eventually sold in the current quarter.  The increase in our U.S. south segment is due to acquisition and organic growth and also reflects the higher cost of automated and CNG vehicles, including the related infrastructure, compared to its traditional diesel counterpart.  The increase in Canada is also due to organic growth, the higher cost of CNG assets, but most importantly higher amortization expense attributable to the natural gas plant which commenced operations late last year.

As a percentage of reported revenues, amortization expense declined to 13.9% in the current quarter, compared to 14.3% in the same period last year.  On an FX adjusted basis, lower intangible asset amortization represents about 50 basis points of the decline period-over-period. Combined, higher landfill and capital asset amortization partially offset this decline by approximately 10 basis points.

Net (gain) loss on sale of capital and landfill assets
	Three months ended
	March 31
	2015	2014	Change

Total	$(9,194)	$3,033	$(12,227)

Canada	$(66)	$(385)	$319
U.S.	$(9,128)	$3,418	$(12,546)
Corporate	$-	$-	$-

Three months ended

We recognized a gain on the disposal of our Long Island, New York operations in the first quarter this year of approximately $9,200.  In the prior year, we recorded a loss on the termination of an operating contract we had for the Tensas Parish landfill

Progressive Waste Solutions Ltd. – March 31, 2015 - 10

in Louisiana.  When we ceased operating that site we recorded a net loss on exit of approximately $3,700.  The balance of the period-over-period change reflects the disposal of redundant operating assets in Canada and the U.S., including containers and vehicles, and the disposal of these assets are neither significant individually nor in aggregate.

Interest on long-term debt
	Three months ended
	March 31
	2015	2014	Change

Total	$15,456	$14,943	$513

Three months ended

Higher interest expense is largely attributable to a series of interest rate swaps we entered into between March and July 2014 on notional borrowings of approximately $290,000.  By entering into these interest rate swaps we fixed the variable rate of interest otherwise incurred on these borrowings which resulted in an increase in interest expense of approximately $1,400 period-over-period.  A higher average long-term debt balance is the primary reason for the remainder of the increase of approximately $1,000.  The impact of FX reduced the reported amount of interest expense by approximately $1,900.

Please refer to the Liquidity and Capital Resources section of this MD&A for additional details regarding our debt facilities.

Net foreign exchange (gain) loss
	Three months ended
	March 31
	2015	2014	Change

Total	$(283)	$53	$(336)

Three months ended

Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than our Canadian and U.S. businesses functional currency.  Gains and losses recorded in the first quarter this year and last are not attributable to one significant transaction or series of transactions in either period.

Net loss on financial instruments
	Three months ended
	March 31
	2015	2014	Change

Total	$10,759	$3,335	$7,424

Three months ended

Higher current year losses are due in large part to the estimated fair value change for interest rate swaps.  In the prior year period, we recorded a loss on interest rate swaps totaling approximately $2,200, compared to a loss this quarter of approximately $11,100.  This change represents about $8,900 of the approximately $7,400 increase in financial instrument losses between periods.  These losses are due to lower interest rates, coupled with an increase in the notional amounts of debt we have hedged period-over-period.  Fair value changes in fuel hedges partially offset the increase in losses attributable to interest rate swaps.  In the prior year period, we recognized a loss on fuel hedges amounting to approximately $1,100 compared to a gain in the current quarter of approximately $500.  The current period movements in WTI crude pricing, and the diesel fuel index, have resulted in our fuel hedges having a slightly higher estimated fair value than the estimated value recognized at December 31, 2014, coupled with the settlement of these instruments over the last twelve month period.  In the prior year period, we recognized an expense attributable to a wood waste supply agreement. The contractual agreement that gave rise to this financial instrument was subsequently amended last year and allowed us to reverse the recognition of the wood waste supply agreement as an embedded derivative financial instrument. Accordingly, the approximately $200 in expense we recorded in the prior year period compares to $nil in the current year quarter.  Foreign currency exchange agreements created a fair value loss in the current quarter of approximately $200, compared to a small gain in the same period last year of approximately $100.  Gains or losses recognized on funded landfill post-closure costs had little impact on net gains or losses on financial instruments between periods.

Progressive Waste Solutions Ltd. – March 31, 2015 - 11

Re-measurement gain on previously held equity investment
	Three months ended
	March 31
	2015	2014	Change

Total	$-	$(5,156)	$5,156

Three months ended

On January 31, 2014, we purchased the remaining fifty percent interest in our equity accounted investee.  As a result, we re-measured our original investment in our equity accounted investee at the acquisition date fair value and recorded a non-cash gain of approximately $5,200.

Net income tax expense
	Three months ended
	March 31
	2015	2014	Change

Total	$5,121	$2,091	$3,030

Three months ended

Income tax expense was approximately $3,000 higher in the current year period compared to the same period last year.  On a consolidated basis, income before income tax expense (recovery) and net loss from equity accounted investee, collectively income before tax, was lower in the current year period by approximately $4,900.  The composition of where income before income tax is generated impacts our combined basic tax rate presented on a consolidated basis.  In the first quarter of 2015, income before tax in Canada was negative, due in part to higher net losses on financial instruments and lower re-measurement gains posted in the prior year period that weren’t repeated, while income before tax in the U.S. increased on account of current period gains recognized on the sale of our Long Island, New York operations compared to a loss recognized on the exit of a landfill operating arrangement in the comparative period.  The combined basic tax rate in the U.S. is higher, such that higher income subject to tax generated by our U.S. business increases our combined basic tax rate on a consolidated basis.  The combination of income before tax between Canada and the U.S. led to an increase in our consolidated combined tax rate to about 40.5% in the first quarter of 2015 compared to 34.7% in the same period last year.  And while income before tax was lower between periods, income tax expense at the combined basic rate was little changed, declining approximately $300.  The primary change in income tax expense between periods is due to the accounting income we generated in the prior year period that stemmed from a re-measurement gain recognized on our previously held equity investment for accounting purposes.  The accounting gain, however, had no implications for tax and as such income tax expense at the combined basic rate was offset by a recovery of tax of approximately $1,400.  In addition, state taxes increased in the current year quarter by approximately $700 which reflects overpayment credits received in the comparative period last year from the State of Pennsylvania.  Finally, net revisions to certain tax bases and tax rates also contributed to the increase in current period income tax expense by approximately $900.  A prior year true-up recorded in Canada, representing a reduction in income tax expense, is the primary reason for this variance.

Please refer to the Outlook section of this MD&A for additional discussion about our income taxes.

Net loss from equity accounted investee
	Three months ended
	March 31
	2015	2014	Change

Total	$-	$82	$(82)

Three months ended

In the prior year period, the net loss from our equity accounted investee represented our pro rata share of the investee’s post-acquisition earnings, computed applying the consolidation method.  We acquired the remaining fifty percent interest in our equity accounted investee on January 31, 2014.

Please refer to the Related Party Transactions section of this MD&A for additional details regarding our previously held investment in our equity accounted investee.

Progressive Waste Solutions Ltd. – March 31, 2015 - 12

Other Performance Measures - For the three months ended March 31, 2015

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Free cash flow (B)

Purpose and objective

The purpose of presenting this non-GAAP measure is to provide readers with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment and dividend increases.

Free cash flow (B) - cash flow approach

	Three months ended
	March 31
	2015	2014	Change

Cash generated from operating activities	$88,175	$74,872	$13,303

Operating and investing
Stock option	729	2,054	(1,325)
expense(*)
LTIP portion of restricted
share expense	(495)	(332)	(163)
Acquisition and related
costs (recoveries)	228	(1,083)	1,311
Non-operating or non- recurring expenses	1,615	-	1,615
Changes in non-cash working capital items	(2,139)	18,359	(20,498)
Capital and landfill asset Purchases	(61,196)	(43,838)	(17,358)
Proceeds from the sale of capital and landfill assets	1,263	361	902

Financing
Purchase of restricted shares(*)	(276)	(1,752)	1,476
Net realized foreign
exchange (gain) loss	(283)	53	(336)
Free cash flow(B)	$27,621	$48,694	$(21,073)

Note:
(*)Amounts exclude LTIP compensation.

Progressive Waste Solutions Ltd. – March 31, 2015 - 13

Free cash flow (B) – adjusted EBITDA(A) approach

We typically calculate free cash flow(B) using an operations approach because it reflects how we manage the business and our free cash flow(B).

	Three months ended
	March 31
	2015	2014	Change

Adjusted EBITDA(A)	$106,872	$112,862	$(5,990)

Purchase of restricted shares(*)	(276)	(1,752)	1,476
Capital and landfill asset Purchases	(61,196)	(43,838)	(17,358)
Proceeds from the sale of capital and landfill assets	1,263	361	902
Landfill closure and post- closure expenditures	(1,047)	(811)	(236)
Landfill closure and post- closure cost accretion expense	1,599	1,539	60
Interest on long-term debt	(15,456)	(14,943)	(513)
Non-cash interest expense	699	854	(155)
Current income tax expense	(4,837)	(5,578)	741
Free cash flow(B)	$27,621	$48,694	$(21,073)

Note:
(*)Amounts exclude LTIP compensation.

Three months ended

On a reported basis, free cash flow(B) fell short of the mark set in the first quarter last year by approximately $21,100.  The impact of FX on free cash flow(B) period-over-period was negligible.  The primary reason for the shortfall is due to the timing of capital and landfill asset spending.  In the first quarter this year we received more capital assets totaling approximately $16,800 and spent approximately $600 more on landfill assets than we did in the same quarter last year.  Most of the increase stems from the roll-over impact of capital and landfill assets received in 2014 that were paid for in 2015.  Additional details of the change in capital and landfill spending are outlined below in the Capital and landfill purchases section of this MD&A.  The other significant contribution to the decline is a lower adjusted EBITDA(A) performance of $6,000, $5,000 of which is attributable to FX.  Current income tax expense declined between periods.  FX represents approximately $500 of the between period decline, coupled with slightly higher deductions for tax recognized in the current year period for landfill cell development when compared to the same period last year.  The current period purchase of restricted shares partially offset the decline to free cash flow(B) resulting from the aforementioned changes.  Restricted shares (“RSUs”) awarded to certain senior executives in the prior year period for the purpose of retention was not repeated in the current year period.

A discussion of the comparative changes for each component of adjusted EBITDA(A), the change in interest expense and current income tax expense, are outlined in the Review of Operations section of this MD&A.

Capital and landfill purchases

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended
	March 31
	2015	2014	Change

Replacement	$38,641	$26,925	$11,716
Growth	22,555	16,913	5,642
Total	$61,196	$43,838	$17,358

Progressive Waste Solutions Ltd. – March 31, 2015 - 14

Capital and landfill purchases - replacement

Capital and landfill purchases characterized as “replacement” represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Three months ended

On a reported basis, replacement spending was approximately $11,700 higher in the current year period compared to the same period last year.  Excluding the impact of FX, replacement spending was higher by approximately $12,700, comprising an approximately $18,700 increase U.S. segment spending, partially offset by a decline in replacement expenditures in our Canadian segment of about $6,000.  Expenditures for vehicles in our U.S. segment increased approximately $18,900 between periods.  Spending in our U.S. south segment represents approximately $15,300 of the increase which is due in part to organic growth in this region, coupled with our strategic roll out of automated side load collection vehicles and CNG powered vehicles as well. This increase is a reflection of vehicles landing in 2014 that weren’t paid for until the first quarter of this year.  In addition, we front loaded the purchase of vehicles in 2015 which we will pay for in the second quarter this year.  The increase in our U.S. northeast segment is principally due to an increase in vehicle spending as well, coupled with building and improvement expenditures in our Brooklyn operations.  These increases were partially offset by lower spending at our Seneca Meadows landfill due to higher replacement spending in the prior year for site development projects and lower cell construction costs in the first quarter this year due to timing of spend.

From a Canadian perspective, replacement spending was lower in the current year period compared to the same period last year.  In the first quarter of 2014, we rolled out a number of CNG vehicles in eastern Canada to service certain residential collection contracts in this area.  This roll out was not repeated in the current year period which led to the decline in comparative spending by approximately C$5,400.  In addition, we replaced an operating facility in the prior year period which we did not repeat in the current year and this change accounts for the balance of the decline in replacement spending in Canada period-over-period.

Capital and landfill purchases - growth

Capital and landfill purchases characterized as “growth” represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Three months ended

Growth expenditures on a reported basis increased approximately $5,600.  Excluding the impact of FX, growth expenditures increased about $7,000 period-over-period, comprised of an approximately $3,500 increase in each of our Canadian and U.S. segments. The increase in Canadian segment growth spending is due in large part to the purchase of an operating facility for a new residential contract win which we will commence servicing in January 2016.  Our investment in this facility amounted to approximately C$5,700.  Growth spending was actually higher in the prior year period, however, we hadn’t paid for these purchases and as result much of this spending was deferred to the second quarter of 2014.  Growth spending in the first quarter last year was largely on account on investments made in our natural gas plant and investments we made in CNG vehicles and equipment to service a new residential contract win that we commenced servicing in 2014.  The increase in U.S. growth expenditures is due to higher vehicle and container spending.  New contract wins in Texas and Louisiana in our U.S. south segment are the principal reasons for the increase in spending.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth and internal infrastructure expenditures will materialize over future periods.

Progressive Waste Solutions Ltd. – March 31, 2015 - 15

Dividends

(all amounts are in Canadian dollars)

2015

Our actual and expected dividend record and payment dates, and payment amounts per share, are as follows:

Actual or expected quarterly dividends
Actual or expected record date	Actual or expected payment date	Actual or expected dividend amounts per share - stated in C$
March 31, 2015	April 15, 2015	$0.16
June 30, 2015	July 15, 2015	0.16
September 30, 2015	October 15, 2015	0.16
December 31, 2015	January 15, 2016	0.16
Total		$0.64

2014

Our dividend record and payment dates, and payment amounts per share, were as follows:

Actual quarterly dividends
Actual record date	Actual payment date	Actual dividend amounts per share - stated in C$
March 31, 2014	April 15, 2014	$0.15
June 30, 2014	July 15, 2014	0.15
September 30, 2014	October 15, 2014	0.16
December 31, 2014	January 15, 2015	0.16
Total		$0.62

We expect to fund all 2015 dividend payments from excess free cash flow(B) generated by our Canadian business.  Funding all dividends from Canadian cash flows eliminates foreign currency exchange exposure because our dividends are denominated in Canadian dollars.  Dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada).

Progressive Waste Solutions Ltd. – March 31, 2015 - 16

Summary of Quarterly Results

(all amounts are in thousands of U.S. dollars, except per share amounts)

2015				Q1

Revenues
Canada				$153,881
U.S. south				237,571
U.S. northeast				68,753
Total revenues				$460,205
Net income				$18,121
Net income per weighted average share, basic				$0.16
Net income per weighted average share, diluted				$0.16
Adjusted net income(A)				$28,242
Adjusted net income(A)
per weighted average share, basic				$0.25
Adjusted net income(A)
per weighted average share, diluted				$0.25

2014	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$186,867	$199,128	$192,444	$167,361	$745,800
U.S. south	231,247	231,817	229,254	221,854	914,172
U.S. northeast	86,455	90,212	91,803	80,555	349,025
Total revenues	$504,569	$521,157	$513,501	$469,770	$2,008,997
Net income	$18,931	$40,814	$40,852	$25,919	$126,516
Net income per weighted average share, basic	$0.17	$0.36	$0.36	$0.23	$1.10
Net income per weighted average share, diluted	$0.17	$0.36	$0.36	$0.23	$1.10
Adjusted net income(A)	$39,857	$41,230	$47,237	$24,752	$153,076
Adjusted net income(A)
per weighted average share, basic	$0.35	$0.36	$0.41	$0.21	$1.33
Adjusted net income(A)
per weighted average share, diluted	$0.35	$0.36	$0.41	$0.21	$1.33

2013	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$192,075	$199,053	$198,855	$179,094	$769,077
U.S. south	220,896	223,437	220,988	211,567	876,888
U.S. northeast	89,036	98,175	96,964	95,899	380,074
Total revenues	$502,007	$520,665	$516,807	$486,560	$2,026,039
Net income	$36,242	$20,094	$32,293	$29,341	$117,970
Net income per weighted average share, basic	$0.31	$0.17	$0.28	$0.25	$1.02
Net income per weighted average share, diluted	$0.31	$0.17	$0.28	$0.25	$1.02
Adjusted net income(A)	$33,417	$31,348	$35,290	$27,097	$127,152
Adjusted net income(A)
per weighted average share, basic	$0.29	$0.27	$0.31	$0.24	$1.10
Adjusted net income(A)
per weighted average share, diluted	$0.29	$0.27	$0.31	$0.24	$1.10

Seasonality

Revenues are generally higher in the spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses generally follow the rise and fall of revenues.

Progressive Waste Solutions Ltd. – March 31, 2015 - 17

Revenues

Canadian segment revenues expressed in thousands of C$

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2015				$190,989	$190,989	$190,989
2014	$212,212	$217,004	$210,027	$184,678	$184,678	$823,921
2013	$201,651	$206,561	$203,353	$180,689	$180,689	$792,254

2015 less 2014 revenues				$6,311	$6,311	$6,311
2014 less 2013 revenues	$10,561	$10,443	$6,674	$3,989	$3,989	$31,667

2015-2014

Excluding the impact of FX, revenues in Canada grew period-over-period.  Higher pricing across all service lines contributed to the growth in revenues on a comparative basis.  Stronger commercial and industrial pricing were the key contributors, coupled with stronger landfill pricing at one of our landfills in western Canada.  Lower fuel surcharges in Canada on lower diesel fuel prices and lower commodity pricing partially offset the improvement to revenues from price.  Volumes improvements in our Canadian segment were also strong this quarter with every service line in Canada delivering volume growth, with the exception of the landfill service line.  Strong special waste volumes received at our Calgary site last year, weren’t repeated in the current year period.  Our Lachenaie site is also off to a slower start this year compared last on lower special waste volumes.  Weather was a contributing factor to this result and weather was a negative to comparative volumes received at our Ridge landfill as well.  Our Ottawa site on the other hand realized improved revenues on higher special waste tonnes.  Revenues from our Lachenaie natural gas plant, which opened late in 2014, also contributed to the improvement in revenues from volumes.

2014-2013

Excluding the impact of FX, first quarter revenues in Canada grew period-over-period.  Higher pricing across all service lines and stronger commodity pricing on a comparative basis were the primary contributors to revenue growth.  Volumes in our Canadian segment were higher in our collection operations, but lower in our landfill and disposal operations.  The Calgary closure contributed to lower landfill revenues period-over-period, however, the volume of waste materials once directly destined for our Calgary landfill were largely received at the transfer station facility we opened in mid-2013.  Our Lachenaie landfill was hit hardest by weather in the first quarter of 2014 and volumes were down comparatively as a result.  Replacing volumes lost at our Lachenaie landfill due to the acquisition one of its largest customers by a competitor in 2013, also impacted revenues attributable to changes in volumes.  Acquisition contributions weren’t significant between periods and the change in fuel surcharges was basically flat period-over-period.

In the second quarter, revenues in Canada grew, net of FX, period-over-period.  Higher pricing across all service lines and stronger commodity pricing on a comparative basis were the primary contributors to revenue growth.  Volumes in the Canadian segment were flat in total.  The Calgary closure contributed to lower landfill revenues on lower volumes period-over-period.  However, the volume of waste materials once destined for our Calgary landfill were largely received at the transfer station facility we opened in mid-2013.  These volumes were a large contributor to the increase in transfer station revenues period-to-period.  Commercial and industrial volumes were both positive comparatively, but were offset by a decline in residential collection volumes.  Two small lost contracts in eastern Canada was the reason for this decline.  Acquisition contributions, although not significant, did advance revenues period-over-period and fuel surcharges were slightly behind the mark set in the same period last year.

Third quarter revenues in Canada grew period-over-period, net of FX.  Higher pricing across all service lines contributed to the growth in revenues.  Stronger commercial and industrial pricing were the key contributors, coupled with stronger landfill pricing at one of our landfills in western Canada.  Volumes in our Canadian segment were also strong this quarter.  Our Lachenaie landfill had a strong volume quarter, with higher MSW and soil volumes received at the site.  The improvement was due in part to lower third quarter volumes received in 2013 caused by the redirection of certain volumes to another site due to the acquisition of a significant regional competitor by the largest waste service provider in North America.  Transfer station volumes in western Canada were significantly higher compared to the same period last year, partly because the transfer station opened late in the second quarter of 2013 and partly due to the Alberta flood, which permitted our Calgary landfill to remain open to flood debris during the third quarter of 2013.  Offsetting the strength of post-collection volume improvements was lower residential volumes in both central and eastern Canada, partially offset by a new contract win in western Canada.  Canada also saw its industrial volumes rise comparatively, and the increase was realized across all areas in this segment.

Progressive Waste Solutions Ltd. – March 31, 2015 - 18

Revenues from commodity pricing dropped between periods, while contributions from an acquisition completed earlier in 2014 more than offset the slight decline in fuel surcharges resulting from lower comparative fuel prices.

In the fourth quarter, revenues in Canada increased, net of FX.  Higher pricing across all service lines contributed to the increase with stronger commercial and industrial pricing accounting for most of the price improvement.  Stronger landfill pricing at one of our landfills in western Canada also contributed to higher revenues from price.  Canadian revenues also improved on stronger volumes.  Natural gas revenues from the start-up of a new gas plant at our Lachenaie landfill and higher transfer station volumes were the primary contributors to this improvement.  Revenues from landfill volumes were lower than prior period levels due in large part to lower soil volumes received at our Lachenaie site.  Acquisitions contributed to the revenue improvement in Canada, reflecting the purchase of the remaining fifty percent interest in our equity accounted investee in the first quarter of 2014.  Fuel surcharges were relatively flat period-over-period and lower commodity pricing was a negative to revenues.

While we have made comparative improvements in every quarter, we caution readers that the economic climate continues to be fragile, which can impact certain services we offer and the revenues we generate from them.  Economic disruptions can have a significant impact on our ability to realize revenue growth in future periods and these disruptions are applicable to all of our segments.

U.S. south segment

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2015				$237,571	$237,571	$237,571
2014	$231,247	$231,817	$229,254	$221,854	$221,854	$914,172
2013	$220,896	$223,437	$220,988	$211,567	$211,567	$876,888

2015 less 2014 revenues				$15,717	$15,717	$15,717
2014 less 2013 revenues	$10,351	$8,380	$8,266	$10,287	$10,287	$37,284

2015-2014

Revenues in our U.S. south improved over the same period last year.  Acquisitions were the primary reason for this increase.  Volume improvements contributed to the growth in revenues as well.  Growth in this segment’s collection service lines delivered an improvement to revenues from volumes and landfills delivered the most pronounced volume growth in our post collection service lines.  Landfill volumes were up and reflect higher volumes in many of our Texas, Missouri and Florida based landfills.  Collection volumes in this segment improved due to net residential contract wins coupled with an improvement in commercial collection volumes period-over-period.  Price improvement, while not as strong as volume growth, was up over the same period last year.  Pricing was strongest in our commercial, residential and landfill service lines and was either up or flat across our remaining service offerings.  Commodity pricing was lower on a comparative basis and represented a drag to revenues.  Lower diesel fuel costs resulted in a retraction of fuel surcharge revenues also.

2014-2013

The performance of our U.S. south segment was solid in the first quarter of 2014.  Volume improvements were the primary contributor to this segment’s revenue growth comparatively.   While collection volumes were up, higher landfill and transfer station volumes were the most significant contributors to revenue growth over the same period in 2013.  In our Florida operations, construction and demolition volumes gained momentum in the quarter resulting in higher comparative landfill revenues.  We also recognized higher comparative gas revenues from our JED landfill due to higher pricing for gas.  Strong volume improvements at our MRFs and transfer stations in our Florida operations were due to contract wins we secured in 2013.  The opening of the Jefferson Parish landfill in 2013 contributed to higher landfill revenues on a comparative basis and landfills in our Texas operations received higher construction and demolition volumes as well.  On the pricing front, all services lines, with the exception of residential and transfer, improved.  Both our residential and transfer service lines were only slightly behind the prior year pricing mark established in 2013.  Commodity pricing was also higher period-over-period, but this improvement was fully offset by lower fuel surcharges.

In the second quarter of 2014, our U.S. south segment turned in another solid revenue performance on a comparative basis.  Volume improvements were the primary contributor to this segment’s total revenue growth.  Revenues from collection volumes were up slightly, but landfill, MRF and transfer station volumes combined were the primary drivers of revenue growth comparatively.  Higher volumes received by three of our U.S. south segment landfills were the primary reason for the improvement in landfill volumes.  In Florida, contract wins delivered most of the growth in our transfer station operations and

Progressive Waste Solutions Ltd. – March 31, 2015 - 19

the installation of a single stream MRF was also a contributor to the improvement in revenues period-over-period.  Price, while not as strong as volume growth in this segment, was up over the comparative period.  Pricing was strongest in our commercial and industrial service lines and was either up or flat across our remaining lines of service.  Commodity pricing was also higher on a comparative basis and improvements to revenues from fuel surcharges and acquisitions were little changed period-over-period.

Our U.S. south segment improved third quarter revenues on a comparative basis.  Volume improvements contributed to the growth of revenues.  Collection volumes were up, as were volumes received at our landfills, MRFs and transfer stations over the comparative period.  Taking a closer look at our MRF and transfer station performance, our Florida operations delivered the most significant improvement on the back of contract wins and strategic operational improvements.  Landfill volumes, while up reflect lower volumes into our JED landfill in Florida due to competitive market conditions, offset by higher volumes in many of our Texas based landfills.  The improvement in collection volumes is largely attributable to net residential contract wins.  Price improvements, while not as strong as volume growth, were improved over the comparative period.  Pricing was strongest in our commercial and industrial service lines and was either up or flat across the remainder of our service offerings.  Commodity pricing was also higher on a comparative basis, while contributions to revenues from fuel surcharges and acquisitions were little changed period-over-period.

Our U.S. south segment delivered strong revenue growth in the fourth quarter.  Stronger volumes in this segment contributed to the overall improvement, most of which was attributable to our collection service lines.  Residential contract wins in Texas and Louisiana outpaced residential contract losses in our Florida operations, and in total contributed to a net increase in revenues.  Industrial volumes were also robust quarter-over-quarter.  Stronger economic conditions in our Texas operations are the primary reason for the industrial volume improvement and higher volumes in our commercial collection service line contributed to the revenue improvement as well.  Volume improvements in our disposal service lines combined to improve revenues too.  Similar to the third quarter of 2014, MRF and transfer station volumes in our Florida operations delivered the most significant improvement on the back of contract wins and strategic operational improvements.  Landfill volumes were also improved and reflect higher volumes at many of our Texas based landfills.  Lower volumes into our JED landfill in Florida due to heightened competitive market conditions partially offset this increase.  Price improvements grew revenues over the comparative period.  Pricing was strongest in our commercial service line and was either up or flat across the remainder of our service offerings.  We acquired a collection operation late in the fourth quarter of 2014, and this acquisition also contributed to the improvement in revenues between periods.   Commodity pricing and fuel surcharges were lower than the prior year period, reflecting the lower cost of fuel and changes in supply/demand conditions for commodities.

U.S. northeast segment

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2015				$68,753	$68,753	$68,753
2014	$86,455	$90,212	$91,803	$80,555	$80,555	$349,025
2013	$89,036	$98,175	$96,964	$95,899	$95,899	$380,074

2015 less 2014 revenues				$(11,802)	$(11,802)	$(11,802)
2014 less 2013 revenues	$(2,581)	$(7,963)	$(5,161)	$(15,344)	$(15,344)	$(31,049)

2015-2014

Revenues in our U.S. northeast region were down period-over-period.  The sale of certain assets in Long Island, New York in February this year contributed to the decline in revenues period-over-period, coupled with the sale of a transfer station in the second quarter of last year.  These asset sales reflect our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital and together are the primary reasons for the decline in revenues period-over-period.  This segment’s comparative revenue performance was also impacted by lower commercial and industrial volumes due to a measured and strategic effort to eliminate less profitable business commencing late in 2013 and continuing throughout most of 2014.  Landfill volumes into our Seneca Meadows landfill were also lower period-over-period.  Revenues from volumes received at our U.S. northeast sites declined comparatively due in large part to lower transportation revenues attributable to volumes received from the New York City Department of Sanitation.  Continued competition for a constrained volume stream and weather impacted revenues from our landfill operations in the U.S. northeast as well.  Pricing was strong in our U.S. northeast segment across all service lines with stronger commercial pricing leading the contribution to the improvement to revenues from price.  Lower fuel surcharges and commodity pricing combined to lower revenues between periods.

Progressive Waste Solutions Ltd. – March 31, 2015 - 20

2014-2013

Revenues in our U.S. northeast region were lower on a comparative basis in the first quarter of 2014.  This segment’s comparative revenue performance was largely influenced by Super Storm Sandy (“Sandy”), but was also hampered by harsh weather in the first quarter of 2014.  Landfill and transfer station revenues were hardest hit by weather.  Partially offsetting the impact of weather were higher gas revenues from higher comparative gas pricing.  The sale of certain assets in Long Island, New York in 2013 was also a contributing factor to the decline in revenues period-over-period as was our strategic elimination of less profitable business.  However, absent these headwinds, the U.S. northeast did achieve higher price across all service lines period-over-period.  Unlike the higher pricing our Canadian and U.S. south segments enjoyed on the sale of commodities compared to the comparable period, this segment recognized a decline in revenues from lower commodity pricing.  Fuel surcharges were largely unchanged period-to-period.

Revenues in our U.S. northeast region were down in the second quarter of 2014.  This segment’s comparative revenue performance was influenced by lower transportation revenues due to lower volumes received at our Seneca Meadows landfill.  Lower commercial and industrial volumes also contributed to the decline in revenues period-over-period and these volume declines are the result of a measured and strategic effort to eliminate less profitable business.  Finally, the sale of certain assets in Long Island, New York in 2013 also contributed to the decline in revenues period-over-period.  On a positive note, every service line in this region grew revenues from price which was most pronounced in our commercial line of business.  Fuel surcharges were flat while commodity pricing fell comparatively.

Revenue performance in our U.S. northeast region was down in the third quarter.  This segment’s comparative revenue performance was impacted by lower commercial and industrial volumes due to the strategic elimination of less profitable business.  The sale of certain assets in Long Island, New York in 2013 was a contributing factor to the decline in revenues period-over-period and the sale of a transfer station in the second quarter of 2014 also contributed to the revenue decline.  These asset sales reflected our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital.  Landfill volumes into our Seneca Meadows landfill were also lower period-over-period.  Competitors in this segment were aggressive on price resulting in a decline in volumes entering Seneca.  We remained firm on pricing at our Seneca Meadows landfill at the expense of volume, which supported our long-term strategy to maximize returns on invested capital.   Pricing was once again strong in our U.S. northeast segment, increasing over the prior period mark.  Stronger commercial pricing was the primary contributor to the improvement in price.  Fuel surcharges were flat while commodity pricing fell in this region on a comparative basis.

Fourth quarter revenues in our U.S. northeast segment were down period-to-period.  Lower commercial and industrial volumes, due to the elimination of less profitable business, accounted for most of the decline between periods.  The sale of a transfer station in the second quarter of 2014 also contributed to the decline in revenues.  The sale of this asset was consistent with our strategy to monetize unproductive or unprofitable assets and increase our return on invested capital.  Pricing was strong in the fourth quarter of 2014 and increased over the prior period mark.  Stronger commercial pricing increased comparative revenues and was the primary contributor to this improvement.  Fuel surcharges were flat while commodity pricing fell in this region comparatively.

Net income

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2015				$18,121	$18,121	$18,121
2014	$18,931	$40,814	$40,852	$25,919	$25,919	$126,516
2013	$36,242	$20,094	$32,293	$29,341	$29,341	$117,970

2015 less 2014 net income				$(7,798)	$(7,798)	$(7,798)
2014 less 2013 net income	$(17,311)	$20,720	$8,559	$(3,422)	$(3,422)	$8,546

Net income generally follows the rise and fall in revenues due to the seasonal nature of our business.  Net income is also impacted by changes in transaction and related costs, fair value movements in stock options, restricted share expense, non-operating or non-recurring expense, restructuring expenses, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, foreign exchange gains or losses, gains or losses on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt and other non-operating expenses which are not tied to the seasonal nature of our business and which fluctuate with other non-operating variables.  Net income is also impacted by net income tax expense or recovery and net income or loss from an equity accounted investee.

Progressive Waste Solutions Ltd. – March 31, 2015 - 21

2015-2014

Net income in the first quarter of 2015 was lower than the achievement we posted in the first quarter of 2014.  Losses on financial instruments is the principle reason for the decline this quarter compared to last and primarily reflects the fair value movement of interest rate swaps.  In the prior year period, we recorded a one-time re-measurement gain on a previously held equity investment that was not repeated this year.  In addition, long-term debt expense was also higher because we added additional interest rate swaps between March and July last year and we carried higher average debt levels in the current period compared to the same period a year ago.  Collectively these items represent declines to net income which were partially offset by stronger operating income.  Higher operating income is due in large part to the current period gain we recorded on the sale of our Long Island, New York operations compared to the prior period loss we recognized on the termination of an operating contract we had for a landfill in Louisiana.

2014-2013

Net income in the first quarter of 2014 was lower than our achievement in the first quarter of 2013.  A weaker operating performance was the primary reason for the decline, due in large part to net income contributions in the comparable quarter from Sandy, our Calgary landfill and select assets that were sold in the second quarter of 2013.  2014 first quarter net income was also lower on account of harsh weather we experienced.  Losses on financial instruments were also higher in the first quarter of 2014 compared to 2013, due to fair value movements in hedges for diesel fuel, interest rates and foreign currency exchange exposures.  Partially offsetting the weaker operating performance and higher losses from financial instruments, was the current quarter recognition of a re-measurement gain on a previously held equity investment.  Finally, lower net income tax expense in the first quarter of 2014 compared to 2013 was also a partial offset.

Net income in the second quarter of 2014 was higher than the amount posted in the same period in 2013.  As noted in the first quarter discussion, we delivered a weaker comparative operating performance in the second quarter as well, due in large part to the Calgary closure and the sale of select assets in 2013.  We also operated a transfer station at a loss until the asset was sold late in the second quarter of 2014.  Looking beyond our operating performance, we recorded gains on the sale of capital and landfill assets which were significant in the second quarter of 2014.  These gains were the result of selling a transfer station in our U.S. northeast segment and selling buffer lands adjacent to our Calgary landfill site.  There were two other significant impacts to net income between periods.  First, we recorded significantly higher losses on financial instruments, which is largely attributable to fair value movements in interest rate swaps we entered into between August 2013 and March 2014.  In addition, foreign exchange gains were lower in the second quarter of 2014 compared to 2013.  Gains on foreign exchange transactions in the second quarter of 2013 were the result of an FX agreement we entered into to protect ourselves from further tax gains or losses resulting from the implementation of our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries.

Net income in the third quarter of 2014 was higher than the amount posted in the same quarter in 2013.  Lower SG&A expense, attributable to lower stock option expense and the reversal of certain compensation accruals in the third quarter of 2014, helped improve net income.  Lower amortization expense also translated to improved net income period-over-period.  Lower amortization expense reflects certain asset sales completed in our U.S. northeast segment in both 2014 and 2013, coupled with no amortization being recorded for certain Long Island, New York assets that were held for sale in the third quarter of 2014.  Amortization expense was also lower in the third quarter of 2014 due to the revocation of a redundant operating permit in the comparable period that exceeded the impairment charge recorded in 2014 for an impaired operating permit connected to surplus land.  We also recorded lower comparative foreign exchange losses.  In the comparative quarter, we cash settled all intercompany balances existing between the U.S. and Canada which resulted in us recognizing a FX loss.  These amounts were settled to comply with the upstream loan rules included in Bill C-48 issued by the Minister of Finance Canada.   Net income was also improved due to lower losses/higher gains recognized on certain financial instruments.  The favourable impact of fair value changes in interest rate swaps was partially offset by the unfavourable change in the fair value of fuel swaps.  The change in interest rates and fuel prices, together with the change in the number and duration of financial instruments we have outstanding was the root cause of the between period change and resulting improvement to net income.  Finally, these improvements were partially offset by higher interest expense.  Higher interest expense is the result of entering into fixed rate interest rate swaps, partially offset by lower borrowing levels and lower interest rates.

Net income in the fourth quarter of 2014 was lower than 2013.  Higher amortization expense, on an FX adjusted basis, reflects higher intangible and capital asset amortization due in large part to impairment charges recorded in the fourth quarter of 2014.  Landfill amortization was lower between periods, due principally to the between period revision to estimated cash flows attributable to our landfill closure and post-closure obligations.  On a reported basis, there was no change to interest on long-term debt between periods since the period-over-period increase was fully offset by FX.  Net gains of sales of capital and landfill assets, were inconsequential, and reflected normal course sales of fully utilized assets.  The change in net gains and losses on financial instrument had a significant impact on net income period-to-period.  Higher current period losses were due

Progressive Waste Solutions Ltd. – March 31, 2015 - 22

in large part to fair value changes for interest rate swaps and fuel hedges.  Changes in interest rates and the notional amount of debt we had hedged were the primary reasons for the comparative increase.  The recent decline in WTI crude pricing and diesel fuel index resulted in our fuel hedges being more expensive than the price we would incur to hedge fuel today.  In the fourth quarter of 2014, net income only benefited slightly from lower foreign exchange losses and lower losses on debt extinguishment.  Lower losses on debt extinguishment reflected the prior period write-off of deferred financing costs on the repayment of the Seneca variable rate demand solid waste disposal revenue bond (“IRB”).  Net income tax expense was lower period-over-period and was a positive to net income.  Lower income tax expense reflects lower income subject to tax, partially offset by higher cash taxes.  The increase in cash taxes represented withholding taxes on dividends received from our U.S. operating subsidiary that were used to repurchase shares.

The variability of net income quarter-to-quarter is due in large part to the fluctuation of non-operating variables which are largely outside of our control, and in certain circumstances are the result of the accounting treatment we have elected to take.  Additionally, non-recurring or non-operational items have also impacted the comparability of net income quarter-to-quarter.

Net income per weighted average share, basic and diluted

2015-2014

Net income per weighted average share was lower in the first quarter of 2015 versus the same period last year, due principally to a decline in net income, details of which are outlined above.  The comparative change in our weighted average share count is due to the repurchase of shares in the last twelve months which partially offset the impact of lower net income to the calculation of net income per weighted average share.

2014-2013

Net income per weighted average share was lower in the first and fourth quarters of 2014 versus the same periods in 2013, due principally to a decline in net income, details of which are outlined above.  The comparative change in our weighted average share count wasn’t significant and as such did not have a meaningful impact on the calculation of net income per weighted average share.

Net income per weighted average share was higher in the second and third quarters of 2014 versus the same periods in 2013 on better net income, details of which are outlined above.  The comparative change in our weighted average share count wasn’t significant and as such did not have a meaningful impact on the calculation of net income per weighted average share.

Progressive Waste Solutions Ltd. – March 31, 2015 - 23

Financial Condition

(all amounts are in thousands of shares and U.S. dollars, excluding per share amounts, unless otherwise stated)

Selected Consolidated Balance Sheet Information
	Canada -	U.S. -	Consolidated -	Canada -	U.S. -	Consolidated -
	March 31, 2015(*)	March 31, 2015(*)	March 31, 2015	December 31, 2014(*)	December 31, 2014(*)	December 31, 2014

Accounts receivable	$83,245	$107,533	$190,778	$104,504	$111,697	$216,201
Intangibles	$50,475	$121,690	$172,165	$58,177	$107,752	$165,929
Goodwill	$331,665	$552,632	$884,297	$362,599	$574,695	$937,294
Landfill development assets	$13,379	$-	$13,379	$14,463	$-	$14,463
Capital assets	$328,123	$577,488	$905,611	$360,141	$568,409	$928,550
Landfill assets	$139,471	$779,215	$918,686	$156,536	$779,559	$936,095
Working capital (deficit) position - (current assets less current liabilities)	$3,010	$(9,893)	$(6,883)	$(1,275)	$(33,519)	$(34,794)

Note:
(*)Includes certain corporate assets and liabilities, when applicable.

Accounts receivable - March 31, 2015 versus December 31, 2014
Change - Consolidated	$(25,423)
Change - Canada	$(21,259)
Change - U.S.	$(4,164)

The approximately $25,400 decline in consolidated accounts receivable is due in large part to the approximately $21,300 decline in Canadian segment receivables.  FX represents approximately $7,800 of the period-over-period change.  When FX is excluded, the between period decline reflects the seasonality in our business.  Lower sequential landfill volumes account for approximately C$3,900 of the decline in accounts receivable owing to our landfill operations between December and March.  Certain residential collection receivables across Canada are lower because only one month of billings is outstanding in March compared to two billing months outstanding at December.  The decline in residential receivables is approximately C$4,400 between December and March.  Seasonality, as mentioned, also impacts our collection revenues and by extension our receivables balances between periods.  We attribute approximately C$4,200 of the decline in receivables to seasonality and more successful collection efforts.  Finally, accounts receivable amounts due to our natural gas plant declined by about C$1,600 since December because we received our green gas premium in the first quarter this year that we billed in fourth quarter last year.

Accounts receivable in our U.S. segments declined by approximately $4,200.  While the impact of seasonality is not as pronounced for our U.S. based operations as it is for our Canadian operations, seasonality is the primary contributor to the between period decline in accounts receivable in the U.S.  In addition, a fourth quarter 2014 delay in certain U.S. northeast operations billings elevated our receivables balances at the end of last year.  Higher bad debt provisions recorded in our Florida operations this quarter also contributed to the period-over-period decline in accounts receivable.

Intangibles - March 31, 2015 versus December 31, 2014
Change - Consolidated	$6,236
Change - Canada	$(7,702)
Change - U.S.	$13,938

The consolidated increase in intangibles is largely attributable to purchase price equation adjustments for two acquisitions we completed in our U.S. south segment late last year.  These adjustments resulted in the addition of approximately $22,100 of intangible value in the first quarter this year.  A small tuck-in acquisition completed in the U.S. northeast this quarter also contributed to the increase in U.S. based intangibles.  These additions to intangibles were partially offset by consolidated amortization of approximately $11,300 of which approximately $2,800 is attributable to Canada with the balance, approximately $8,500, attributable to the U.S.  The FX impact on our Canadian recorded intangibles represented a decline in intangible value of approximately $4,900.

Progressive Waste Solutions Ltd. – March 31, 2015 - 24

Goodwill - March 31, 2015 versus December 31, 2014
Change - Consolidated	$(52,997)
Change - Canada	$(30,934)
Change - U.S.	$(22,063)

The between period change in goodwill reflects the change in FX and the reclassification of goodwill to intangibles resulting from adjustments to the purchase price allocations for two acquisitions completed late in 2014.  The change in FX led to a decline in goodwill of approximately $30,900.  Amounts reclassified to intangibles from goodwill totaled approximately $22,100.

Landfill development assets - March 31, 2015 versus December 31, 2014
Change - Consolidated	$(1,084)
Change - Canada	$(1,084)

FX of approximately $1,200 is the primary reason for the between period decline in landfill development assets.  This decline was partially offset by costs we continue to incur to develop a replacement landfill in western Canada.

Capital assets - March 31, 2015 versus December 31, 2014
Change - Consolidated	$(22,939)
Change - Canada	$(32,018)
Change - U.S.	$9,079

Capital assets in our Canadian segment declined between periods.  Amortization of approximately $12,400, FX of approximately $30,700 and working capital changes of approximately $3,300, outpaced additions of approximately $14,200, including capitalized interest.  As noted in the Other Performance Measures section of this MD&A, growth capital spending includes the purchase of an operating facility for a new residential contract win which we will commence servicing in January 2016.  Our investment in this facility amounted to approximately C$5,700.  Replacement and growth spending for vehicles and containers is the primary reason for the remainder of the current period additions.

The increase in U.S. segment capital assets is due to additions of approximately $37,000 outpacing amortization of approximately $23,700.  Working capital was lower period-over-period by about $3,500.  Current period additions represent replacement capital spending for vehicles and equipment, including automated side load and CNG vehicles, in our U.S. south segment and higher vehicle and infrastructure spending in our U.S. northeast segment.  Growth spending for new contracts wins in our U.S. south segment also contributed to additions in the current year period.

Please refer to the Other Performance Measures – Capital and landfill purchases section of this MD&A for additional details of the comparative change in current period additions.

Landfill assets - March 31, 2015 versus December 31, 2014
Change - Consolidated	$(17,409)
Change - Canada	$(17,065)
Change - U.S.	$(344)

In total, landfill assets declined year-over-year.  Total consolidated additions, approximately $9,900, were outpaced by FX and amortization, approximately $13,300 and $14,300, respectively.  Amortization is expressed net of amortization attributable to the capitalization of landfill retirement obligations.  The balance of the change is due to the change in working capital.

In our Canadian business, amortization, including the amortization of capitalized landfill retirement obligations, totaled approximately $5,100, and together with FX more than offset landfill asset additions and capitalized landfill retirement obligations.  Landfill additions were approximately $4,100, while capitalized landfill retirement obligations were approximately $700.  Additions represent cell or site development expenditures incurred principally at our Coronation, Lachenaie and Ottawa landfills.  Working capital decreased the value of landfill assets between periods.

Progressive Waste Solutions Ltd. – March 31, 2015 - 25

In the U.S., additions were principally attributable to cell or site development at our Seneca Meadows and JED landfills and, in total, landfill additions were approximately $5,800.  Amortization, net of working capital changes, partially offset landfill asset additions and capitalized landfill retirement obligations.

Working capital position - March 31, 2015 versus December 31, 2014
Change - Consolidated	$27,911
Change - Canada	$4,285
Change - U.S.	$23,626

Our working capital position strengthened in Canada and the U.S.

In Canada, total current assets and liabilities declined approximately $11,100 and $15,400, respectively, including the impact of FX.  FX contributed to the decline in total current assets and liabilities by approximately $10,700 and $10,400, respectively.  Expressed before the impact of FX, total current assets in Canada declined approximately $400 and total current liabilities declined approximately $5,000.  The discussion that follows excludes the impact of FX.

The decline in Canadian segment current assets is due to an approximately $13,500 decline in accounts receivable.  The change in accounts receivable reflects seasonality, including lower sequential landfill volumes, lower residential collection receivables and the overall timing of collection.  Additional details of this change are provided above in the Financial Condition section of this MD&A.  Partially offsetting this decline was an approximately $2,800 increase in cash and cash equivalents due to timing.  Income taxes recoverable increased by approximately $9,500.  This increase reflects the difference between the pace of payments made to the taxing authorities relative to the amount of taxable income generated.  Payments in respect of tax owing for the year are made evenly over the year, however the income we generate in the first three months of the year is the lowest of any quarter in the year.  Accordingly, the increase in income taxes recoverable is attributable to timing.    Prepaid expenses were also up approximately $800 period-over-period.  This increase is attributable to the timing of payment for annual prepaid licenses, prepaid bonds and prepaid software maintenance.

On the liability side, accounts payable in Canada declined approximately $8,500 between periods.  The primary reason for the decline is due to higher amounts of capital asset and landfill construction invoices payable at December compared to March.  This decline was partially offset by higher other liability balances and higher accrued charges, approximately $2,900 and $700, respectively.  The increase in other liabilities is principally attributable to the change in fair value estimates for our interest rate swaps, while the increase in accrued charges reflects higher amounts accrued for share based compensation and sales taxes payable, partially offset by lower environmental surcharges payable due to lower sequential landfill volumes received and the timing of payment.

Our U.S. business saw its working capital position improve period-over-period by approximately $23,600.  The improvement reflects an increase in current assets of approximately $1,900, coupled with a decline of approximately $21,700 in current liabilities.  On the asset side, prepaid expense increased about $12,800.  This increase was partially offset by declines in cash and cash equivalents, approximately $6,700, and lower accounts receivable balances of approximately $4,200.  Similar to Canada, the increase in prepaid balances reflects the timing of payment for annual prepaid licenses, prepaid bonds and prepaid software maintenance.  Seasonality is the primary reason for the decline in U.S. based accounts receivable and the decline in cash and cash equivalents reflects timing.

The decline in current liabilities for our U.S. business is almost entirely attributable to an approximately $20,900 decline in accrued charges.  The primary reason for this decline is due to amounts owing for an acquisition we closed and obtained control of on December 31, 2014, but didn’t pay for until January 2, 2015.  This decline was partially offset by higher accrued payroll and insurance amounts, both of which reflect differences in the timing of payment.  The balance of the change is the result of lower accounts payable and income taxes payable, partially offset by higher deferred revenues and other liabilities, with the net change representing an approximately $900 decline.  Each of these changes reflects timing and the seasonal nature of our business.

Progressive Waste Solutions Ltd. – March 31, 2015 - 26

Disclosure of outstanding share capital
	March 31, 2015
	Shares	$

Common shares	112,001	1,727,759
Restricted shares	(482)	(11,665)
Total contributed equity	111,519	1,716,094

	April 29, 2015
	Shares	$

Common shares	110,573	1,685,346
Restricted shares	(482)	(11,665)
Total contributed equity	110,091	1,673,681

Normal course issuer bid (“NCIB”)

Effective August 28, 2014, we received approval for our NCIB to purchase up to 7,500 of our common shares over the next twelve months.  Daily purchases are limited to a maximum of 39.034 shares on the Toronto Stock Exchange (“TSX”).  The TSX rules also allow us to purchase a block of common shares, once a week, that are not owned by any insiders, and this block purchase can exceed our daily limit.  We expect to cancel any shares that are purchased pursuant to the NCIB.

For the three months ended March 31, 2015, 509 common shares were purchased and cancelled.

As of April 29, 2015, an additional 1,428 common shares have been purchased under the NCIB.

Shareholders’ equity

We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when determined by the Board of Directors.  Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

Special Shares

No special shares are outstanding.  Special shareholders are entitled to one vote for each special share held.  The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up.

Preferred Shares

No preferred shares are outstanding.  Each series of preferred share, when issued, will have rights, privileges, restrictions and conditions determined by the Board of Directors prior to their issuance.  Preferred shareholders are not entitled to vote, but take preference over the common shareholders in the remaining property and assets of the Company in the event of dissolution or wind-up.

Progressive Waste Solutions Ltd. – March 31, 2015 - 27

Liquidity and Capital Resources

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Contractual obligations			March 31, 2015
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	Greater than 5 years

Long-term debt (current and long-term)	$1,477,215	$4,720	$9,440	$1,399,055	$64,000
Interest on long-term debt(*)	142,385	27,498	102,578	12,023	286
Landfill closure and post-closure costs, undiscounted	682,235	8,963	25,686	15,158	632,428
Interest rate swaps	28,499	12,542	10,402	3,216	2,339
Commodity swaps	2,825	2,825	-	-	-
Foreign currency exchange agreements	10,000	10,000	-	-	-
Operating leases	53,609	14,286	19,532	10,839	8,952
Capital leases	9,939	1,141	2,407	2,587	3,804
Total contractual obligations	$2,406,707	$81,975	$170,045	$1,442,878	$711,809

Note:

(*)Long-term debt attracts interest at both fixed and variable interest rates.  Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at March 31, 2015.  Interest is calculated through the period to maturity for all long-term fixed rate debt instruments.

Long-term debt

Summarized details of our long-term debt facilities at March 31, 2015, are as follows:

	Available lending	Facility drawn	Letters of credit	Available capacity

Credit Agreement
Revolving facility	$1,850,000	$925,746	$197,013	$727,241
Term B facility(*)	$488,750	$488,750	$-	$-

U.S. long-term debt facilities
IRBs(**)	$64,000	$64,000	$-	$-

Note:
(*)Available lending and facility drawn amounts are expressed before debt discount of approximately $1,300.

(**)IRB drawings at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our consolidated facility.  However, IRB drawings bearing interest at floating rates requires us to issue letters of credit equal to the principal amount of the IRB drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)

At March 31, 2015, funded debt to EBITDA is as follows:

	March 31, 2015	December 31, 2014

Funded debt to EBITDA	2.85	2.95
Funded debt to EBITDA covenant maximum	4.00	4.00

The ratio of funded debt to EBITDA typically includes first year pro forma EBITDA for completed acquisitions.  It is expected that the net cash flows from these acquisitions will be positive and contribute to an improvement in the amount of funded debt relative to EBITDA beyond the first year of operation.  Cash flow contributions from growth and infrastructure spending are expected to improve this relationship as well.

Progressive Waste Solutions Ltd. – March 31, 2015 - 28

Consolidated facility

On March 31, 2015, advances under the consolidated facility were approximately $925,700 which excludes amounts drawn on the senior secured term B facility and total letters of credit amounting to approximately $197,000.  Available capacity at March 31, 2015, excluding the accordion, was approximately $727,200 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our consolidated facility) was 2.85 times.  On a consolidated basis, net long-term debt repayments increased since December 31, 2014.  Proceeds from the sale of our Long Island, New York operation is the primary contributor to the increase in repayments between periods.  Acquisitions and share repurchases partially offset amounts repaid, while cash from operations were applied to the purchase of capital and landfill assets and dividend payments.

Interest rate swaps

Since August 2013, we have entered into interest rates swaps to fix the interest rate on $825,000 of notional borrowings under our consolidated facility.  At current LIBOR rates, the annualized increase in interest expense attributable to these swaps is approximately $14,700.

Effective November 26, 2013, we entered into an amending agreement to our consolidated facility which provides lower applicable margins on both the term B facility and consolidated revolver drawings.  The amendment also extended the maturity of the consolidated revolver to October 24, 2018 and increased the thresholds for mandatory prepayments.  All other significant terms were unchanged.

Working capital

Our consolidated working capital deficit at March 31, 2015, is approximately $6,900.  It is common for us to operate with a slight working capital position or deficit.  The improvement in our working capital deficit reflects a decline in current liabilities which is largely attributable to an acquisition we closed on December 31, 2014, but funded January 2, 2015, coupled with FX.  Details of the change in our working capital position can be found in the Financial Condition section of this MD&A.  Our treasury function actively manages the Company’s available working capital with the mandate of reducing accounts receivable days outstanding, actively managing payments to our suppliers, and limiting the amount of cash and cash equivalents on hand in favour of reducing long-term debt advances, amongst others.  Our ability to generate cash from operations is healthy and we view our access to funds available under our consolidated facility to be sufficient to meet our working capital needs.  Please refer to the Outlook section of this MD&A for additional discussion regarding our longer term liquidity requirements.

Risks and restrictions

Drawings on our term B facility, senior secured revolving facility (“consolidated revolver”) and our IRBs are subject to interest rate fluctuations with bank prime, BAs or LIBOR.  Term B facility drawings, $488,750, expressed before debt discount, consolidated revolver drawings, $100,746, expressed net of interest rate swaps on notional borrowing of $825,000, and amounts drawn on our IRBs at March 31, 2015, $64,000, are subject to interest rate risk.  A 1.0% rise or fall in the variable interest rate results in a $4,888, $1,007 and $640, change in interest expense on an annual basis, respectively.  A rise or fall in interest expense incurred by our Canadian business reduces current income tax expense.  Our U.S. business currently has losses available to shelter income otherwise subject to tax.  Accordingly, an increase in interest expense results in lower deferred income tax expense.  The inverse relationship between interest expense and both current and deferred income tax expense holds true for our Canadian and U.S. businesses should interest rates decline.

We are obligated under the terms of our consolidated facility and IRBs (collectively the “facilities”) to repay the full principal amount of each at their respective maturities.  A failure to comply with the terms of any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness.  If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.  Based on current and expected future performance, we expect to refinance these facilities in full on or before their respective maturities.

Progressive Waste Solutions Ltd. – March 31, 2015 - 29

The terms of the facilities contain restrictive covenants that limit our discretion with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the consolidated facility contains financial covenants that require us to meet certain financial ratios and financial condition tests.  A failure to comply with any of the terms of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of these facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay the facilities in full.

Fuel hedge, interest rate swaps and foreign currency exchange agreements at March 31, 2015, including U.S. fuel hedges entered into up to and including April 29, 2015

U.S. fuel hedges
Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

June 2012	150,000	$3.62	Diesel Fuel Index	January 2015	December 2015
June 2012	150,000	$3.72	Diesel Fuel Index	January 2015	December 2015
April 2015	84,000	$1.90	NYMEX Heating Oil Index	January 2016	December 2016
April 2015	84,000	$1.91	NYMEX Heating Oil Index	January 2016	December 2016

Canadian fuel hedges
Date entered	Notional amount (litres per month expressed in litres)	Diesel rate paid (expressed in C$)	Diesel rate received variable	Effective date	Expiration date

June 2012	520,000	$0.57	NYMEX WTI Index	January 2015	December 2015

Progressive Waste Solutions Ltd. – March 31, 2015 - 30

Interest rate swaps
Date entered	Notional amount	Fixed interest rate (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

August 2013	$35,000	2.97%	0.23%	September 2013	September 2023
August 2013	$40,000	2.96%	0.23%	September 2013	September 2023
September 2013	$25,000	1.10%	0.23%	September 2013	September 2016
September 2013	$25,000	1.10%	0.23%	September 2013	September 2016
September 2013	$25,000	1.95%	0.23%	September 2013	September 2018
September 2013	$25,000	1.95%	0.23%	September 2013	September 2018
September 2013	$25,000	2.30%	0.23%	September 2013	September 2020
September 2013	$25,000	2.30%	0.23%	September 2013	September 2020
September 2013	$25,000	1.60%	0.23%	September 2013	September 2018
September 2013	$25,000	1.60%	0.23%	September 2013	September 2018
October 2013	$25,000	1.51%	0.23%	October 2013	September 2018
October 2013	$25,000	1.53%	0.23%	October 2013	September 2018
October 2013	$15,000	2.65%	0.23%	October 2013	September 2023
October 2013	$20,000	2.64%	0.23%	October 2013	September 2023
November 2013	$25,000	1.50%	0.23%	November 2013	September 2018
November 2013	$25,000	1.50%	0.23%	November 2013	September 2018
December 2013	$20,000	2.18%	0.23%	December 2013	September 2020
December 2013	$20,000	2.17%	0.23%	December 2013	September 2020
December 2013	$10,000	2.96%	0.23%	January 2014	September 2023
December 2013	$15,000	0.75%	0.23%	January 2014	September 2016
December 2013	$15,000	0.79%	0.23%	January 2014	September 2016
December 2013	$15,000	1.62%	0.23%	January 2014	September 2018
December 2013	$30,000	1.66%	0.23%	January 2014	September 2018
March 2014	$25,000	2.25%	0.23%	March 2014	March 2021
March 2014	$25,000	2.26%	0.23%	March 2014	March 2024
March 2014	$25,000	2.25%	0.23%	March 2014	March 2021
March 2014	$25,000	2.78%	0.23%	March 2014	March 2024
March 2014	$20,000	1.67%	0.23%	March 2014	March 2019
March 2014	$20,000	1.67%	0.23%	March 2014	March 2019
March 2014	$20,000	2.27%	0.23%	March 2014	March 2021
March 2014	$20,000	2.26%	0.23%	March 2014	March 2021
March 2014	$30,000	2.79%	0.23%	March 2014	March 2024
March 2014	$35,000	1.64%	0.23%	March 2014	September 2018
March 2014	$25,000	1.03%	0.23%	March 2014	March 2017
July 2014	$20,000	2.65%	0.23%	July 2014	June 2024

Foreign currency exchange agreements
Date entered	U.S. dollars purchased	Foreign currency exchange rate	Effective date

March 2015	$10,000	1.2471	April 2015

Credit ratings of securities and liquidity

Our access to financing depends on, among other things, market conditions and maintaining our credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, declines in customer demands for our services, increased competition, a deterioration in general economic and business conditions and adverse publicity.  Any downgrades in our credit ratings may impede our access to debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps.  A downgrade may also preclude us from entering into commodity swaps to hedge diesel fuel or other commodities or enter into foreign exchange currency agreements.

Ratings

Moody’s Investor Service (“Moody’s”) has rated our consolidated facility as Ba1, with a stable outlook. Standard & Poor’s (“S&P”) has assigned a rating of BBB stable.

Progressive Waste Solutions Ltd. – March 31, 2015 - 31

Cash flows
	Three months ended
	March 31
	2015	2014	Change

Cash flows generated from (utilized in):

Operating activities	$88,175	$74,872	$13,303
Investing activities	$(13,948)	$(52,287)	$38,339
Financing activities	$(72,444)	$(10,164)	$(62,280)

Operating activities

Three months ended

Overall, we expect working capital changes to reflect the growth in our business, be it organic or acquisition.  We also expect non-cash working capital changes in the first half of the year to reflect a use of cash due to the timing of cash compensation payments.  Cash compensation payments accrued at the end of a year are typically made in the first quarter of the following year.  We further expect non-cash working capital uses to increase in tandem with the seasonal nature of our business.

Cash generated from operating activities improved by approximately $13,300 compared to the same period last year.  The most significant reason for the improvement is the period-over-period change in non-cash working capital of approximately $20,500.  The change in non-cash working capital is addressed in the Financial Condition section of this MD&A.  The decline in cash used for non-cash working capital was accompanied by lower, as reported, EBITDA(A), which declined approximately $7,500 compared to the same period a year ago.  Each component comprising EBITDA(A) is addressed in the Review of Operations section of this MD&A.  The balance of the improvement is due to lower cash taxes of approximately $700 and this change is discussed in greater detail in the Review of Operations section of this MD&A.

Investing activities

Three months ended

Cash utilized in investing activities declined approximately $38,300 versus the same period last year.  The most notable reason for this change is the approximately $76,200 of proceeds received on the sale of our Long Island, New York operations which closed in February 2015.  The acquisition amount in the current quarter reflects the payment we made on January 2, 2015 for an acquisition we closed on December 31, 2014 and in total acquisition spending was approximately $21,500 higher than the prior year period.  The period-over-period increase of approximately $17,400 for capital and landfill asset additions is outlined in the Other Performance Measures section of this MD&A.  Slightly higher proceeds from the sale of capital and landfill assets totaling approximately $900 rounds out the balance of the change and details of this change are outlined in the Review of Operations section of this MD&A.

Financing activities

Three months ended

Cash utilized in financing activities was higher than the same period last year by approximately $62,300.  We used the proceeds from the sale of our Long Island, New York operations to repay long-term debt drawings and repurchase shares.  The comparative increase in long-term debt repayments is approximately $49,200, while the increase in share repurchases was about $15,300.  Slightly lower restricted share purchases, due to a one-time award to senior executives in the prior year period, and lower dividends paid to shareholders due to a lower outstanding share count, partially offset by a higher dividend rate per share, partially offset the increases in cash utilized in financing activities.

We have a strong ability to generate cash from operations and we expect the cash derived from operations will be sufficient to continue supporting our base operations for the foreseeable future.  We don’t anticipate a change to this expectation in the near to midterm and remain confident that we can continue to borrow on our consolidated facility or raise capital in the equity markets as required.

Progressive Waste Solutions Ltd. – March 31, 2015 - 32

Critical Accounting Estimates

General

We use information from our financial statements, which are prepared in accordance with U.S. GAAP and expressed in U.S. dollars, to prepare our MD&A.  Our financial statements include estimates and judgments that affect the reported amounts of our assets, liabilities, revenues, expenses and, where and as applicable, disclosures of contingent assets and liabilities.  On a periodic basis we evaluate our estimates, including those that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty.  Significant areas of estimate and judgment include, amongst others, landfill closure and post-closure costs, landfill assets, goodwill, including assumptions used in our determination of impairment, deferred income taxes, accrued insurance reserves and other areas of our business that require judgment.  Our estimates and judgments are based on historical experience, our observance of trends, and information, valuations and other assumptions that we believe are reasonable to consider when making an estimate of an asset and liabilities fair value.  Due to the inherent complexity, judgment and uncertainty in estimating fair value, actual amounts could differ significantly from our estimates.

Areas requiring the most significant estimate and judgment are outlined below.

Landfill closure and post-closure costs

In the determination of landfill closure and post-closure costs we use a variety of assumptions, including but not limited to, engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.

Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have a material adverse or positive impact on our financial condition and operating performance, all else equal.  The cost of material inputs which fluctuate with changes in commodity prices, including fuel or other commodities, could result in a rise or fall in engineering cost estimates.  An increase or decrease in any cost estimate is recognized over the period in which the landfill accepts waste.  However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

Landfill closure and post-closure costs are estimated applying present value techniques.  Accordingly, a decline in either the risk free rate or our credit spread, or both, results in higher landfill closure and post-closure obligations recorded on our balance sheet today.  Inversely, an increase will result in lower recorded landfill closure and post-closure cost obligations.  Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance.

A decrease or increase in the expected inflation rate will result in lower or higher landfill closure and post-closure obligations.  A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance.

Landfill capacity estimates are developed at least annually using survey information typically provided by independent engineers or land surveyors and are reviewed by management having the appropriate level of knowledge and expertise.  An increase in landfill capacity estimates, due to changes in the respective operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does impact the recognition of expense in subsequent periods.  All else equal, accretion expense, which is recorded to operating expenses, will increase over the life of the site and thereby reduce adjusted EBITDA(A).  Landfill amortization expense will decline by a similar amount.  The inverse holds true for a decrease in capacity estimates.  Changes in landfill capacity estimates could have a material adverse or positive impact on our operating performance if the change in estimate was significant.

Changes to the timing of expenditures, expenditure types, or monitoring periods regulated by governmental bodies could have a material adverse or positive impact on our financial condition and operating performance.  If the timing of expenditures becomes more near-term, recorded landfill closure and post-closure costs will increase.  Changes in governmental oversight and regulation could increase or decrease our cost estimates or the timing spend, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction.  A governmental change which

Progressive Waste Solutions Ltd. – March 31, 2015 - 33

renders a landfill operating permit inactive will accelerate closure and post-closure spending.  The acceleration of spending will increase the recorded amount of landfill closure and post-closure costs which could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of our landfills or their ability to operate as going concerns.

As landfills near the end of their active life, changes to spending estimates for landfill closure and post-closure costs will have a more pronounced impact on the obligation accrued.  When the time to spend is longer in term, changes are absorbed over a longer period of time and don’t typically have a significant impact on accrued obligations in the immediate term.

Landfill assets

Similar to landfill closure and post-closure costs, our development of amortization rates for landfill assets requires us to use a variety of assumptions, including but not limited to, engineering estimates for materials and labour to construct landfill capacity, estimates of landfill capacity, and assumptions pertaining to governmental oversight and regulation.

Changes to any of our estimates, including changes to material inputs tied to commodity prices, economic and socio-economic conditions that impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, compaction estimates that impact landfill capacity expectations or a change in government or a governmental regulation that impacts estimated costs to construct or impacts our capacity assumptions, may have a material adverse or positive impact on our financial condition and results of operations.  Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in subsequent periods, but have no immediate effect on capitalized landfill assets unless the asset is determined to be impaired.  Higher landfill asset amortization will be recorded over a shorter period of time to reflect the shortened life of the site.  Changes which decrease cost estimates or increase capacity estimates will have the inverse effect.

Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and obtain landfill operating permits in addition to capitalized interest costs which are capitalized over the period when portions of the landfill are being constructed but are not available for use.  We don’t typically attract capitalized interest to landfill assets under construction until such time as the investment in the project exceeds $1,000.  All amounts capitalized to landfill assets are amortized over the period in which the landfill actively accepts waste.  Accordingly, any change to capacity estimates will impact the period over which these costs are amortized.  A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge to landfill assets, and this charge could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and its ability to operate as a going concern.

Goodwill

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.  Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; the loss of key personnel; a more likely than not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit.  Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, when the most recent fair value determination exceeds the carrying amount by a substantial margin, and when an assessment of events and changes occurring since the most recent fair value determination suggests that the likelihood of a reporting carrying amount exceeds its estimated fair value is considered remote.

The impairment test is a two-step test.  The first test requires us to compare the estimated fair value of our reporting units to their carrying amounts.  If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired.  However, if the carrying amount of the reporting unit exceeds its estimated fair value, the estimated fair value of the reporting unit’s goodwill is compared to its carrying amount to measure the resulting amount of impairment loss, if any.  The second step of the test requires us to determine the estimated fair value of goodwill in the same manner goodwill is determined in a business combination, representing the reporting units’ excess estimated fair value over amounts assigned to its identifiable assets and liabilities.  The estimated fair value of a reporting unit is the amount it can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation.  We utilize a discounted future cash flow approach to determine our estimate of fair value, but also consider additional measures of value as well.

Progressive Waste Solutions Ltd. – March 31, 2015 - 34

Accordingly, we compare the estimated fair value derived from the use of the discounted future cash flow approach to other fair value measures, which may include adjusted EBITDA(A) multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals.  In certain circumstances, alternative methods to determine our estimate of fair value may prove more accurate.  If our enterprise value declines as a result of share price erosion or our adjusted EBITDA(A) declines due to recession or loss of business, goodwill may be impaired and the impairment charge could have a material adverse impact on our financial condition and operating performance.

Our annual impairment test was completed on April 30, 2014 and we concluded that the fair value of all our reporting units exceeded their carrying amounts.  However, in determining the fair value of our U.S. northeast reporting unit we included the expected cash flows attributable to successfully securing a long-term contact with New York City.  We also noted that should the prospects of securing a long-term contract with the city become less certain or we are not awarded the contract, the fair value of our U.S. northeast reporting unit would be less than its carrying amount and we would be required to perform the second step of the impairment test to determine the resulting impairment loss.

New York City long-term contract

Financial Accounting Standards Board’s (“FASB”) guidance on intangibles – goodwill and other, addresses, amongst other things, the considerations and steps an entity is required to undertake to test goodwill for impairment.  The guidance also requires that goodwill of a reporting unit should be tested between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

Goodwill is tested for impairment at the reporting unit level.  A reporting unit is an operating segment or one level below, referred to as a component.  A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and the information is regularly reviewed by segment management.  We have defined our operating segments as follows: Canada, U.S. northeast and U.S. south which are also our reporting units.  The amount of goodwill assigned to each reporting unit and the methodology we employed to make such assignments has been applied on a consistent basis.

Our annual impairment test was completed on April 30, 2014 and at that time we concluded that the estimated fair value of the U.S. northeast reporting unit exceeded its carrying amount by a substantial margin.  However, in determining the fair value of the U.S. northeast reporting unit in the April test we included the probability weighted expected cash flows attributable to successfully securing a long-term contract with New York City.  In October 2014, certain developments, including current local support for the development of the operating location necessary to execute the New York City long-term contract, made the likelihood of being awarded the contract indeterminate at that time.  In light of those developments, we were required to re-perform step one of the goodwill impairment test to determine if the carrying amount of our U.S. northeast reporting unit was in excess of its fair value.  The results of our step one test indicated that this reporting unit may be impaired.  Accordingly, we performed step two of the goodwill impairment test with the assistance of an independent valuation firm.

Step two of the impairment test compares the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill.  The fair value of goodwill for our U.S. northeast reporting unit was determined in the same manner as the value of goodwill is determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.  Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, other than in a forced sale or liquidation.

We applied certain valuation and appraisal techniques appropriate for the asset or liability being fair valued.  For example, the Company’s vehicles and other equipment were valued applying both the indirect and direct valuation approaches.  Fair values attributable to customer list intangibles, landfill assets and trade names were determined applying a discounted cash flow approach and the cost method was applied to determine the fair value of the Company’s transfer station permits.

The results of our step two test of impairment supported the carrying amount of goodwill in our U.S. northeast reporting unit.  The estimated fair value of goodwill derived from our step two test was $125,700, which was approximately $42,900 higher than its carrying amount.

All things equal, the step one test of impairment is expected to continue to fail at each subsequent annual test of impairment.  Accordingly, and in accordance with the accounting guidance, we’ll have to prepare a step two test of impairment at each annual testing date, or earlier if a triggering event occurs in an interim period that indicates the carrying amount of goodwill is higher than its fair value.

Progressive Waste Solutions Ltd. – March 31, 2015 - 35

To estimate the fair value of this reporting unit, we utilized a discounted future cash flow approach.  We determined that the discounted future cash flow approach was the most appropriate for the following reasons:  comparable prices for the sale of a business of the same size and composition of operations were not readily available and we employ the discounted future cash flow approach when we value and acquire companies and therefore believe that a market participant would apply a similar approach.  We also estimated fair value applying the market multiple approach.  Our estimate of fair value applying the market multiple approach, was compared to the results from our discounted cash flow approach as a measure of reasonability.  The primary assumptions used in our discounted cash flow calculation include revenue growth, capital and landfill spending, margins, acquisitions, corporate cost allocations and tax and discount rates.  The primary assumptions used in our interim estimate of fair value included the following: revenue growth of 2.0%; capital and landfill expenditures equal to 16.4% of revenue in year one, declining by 2.7% in year 2, a further 1.6% in year 3 and 4 and 1.5% in year 5, until capital and landfill expenditures reached 9.0% of revenues; revenue less operating and SG&A expense margin averaging 23.3% in the first four years and 25.2% beyond year 5 with no change to margins thereafter; administrative costs specific to our regional office were assumed to be $nil; no acquisitions or corporate cost allocations were assumed; a tax and discount rate of 40% and 7.9%, respectively, were applied.

There is inherent subjectivity in estimating fair value.  Accordingly, changes in any one of these assumptions could have a significant impact on the fair value estimate of goodwill for our U.S. northeast reporting unit.  While we believe our revenue growth assumption of 2.0% is achievable, an increase in competition, a change in our strategic direction, or changes in the economic environment could cause our actual results to differ and cause the fair value of our U.S. northeast reporting unit to decline to a point where the carrying amount of goodwill is impaired.  In addition, our revenue growth assumption assumes our Bethlehem landfill is re-permitted and continues to receive waste through 2035.  Our revenue growth assumption also assumes that each of our landfills will continue to receive waste volumes at current levels over the remaining life of each site.  A decline in the receipt of volumes may extend the life of any or all of these sites, but the realization of cash would be pushed further into the future.  Should this occur, our estimate of fair value for this region could decline, which could cause the estimated fair value of goodwill to be less than its carrying amount.  Our estimate of the U.S. northeast reporting unit’s fair value assumes we are not awarded the New York City long-term plan.  This assumption reflects our inability to predict the outcome and not our belief about the likelihood of the contract’s ultimate award.  If we were awarded the New York City long-term plan, our estimate of fair value for our U.S. northeast reporting unit would change, and we believe the resulting change would be positive to our estimate of fair value for this region.  We also view our capital expenditure assumption as reasonable, however, an increase in the cost of capital, an increase in the purchase of CNG collection vehicles, changes in regulations that cause an increase in the costs to construct a landfill, could all cause our estimate of capital expenditures to increase.  Should this occur, our estimate of cash flows attributable to our U.S. northeast reporting unit could decline and result in a lower estimate of fair value for this region.  For the purpose of estimating the fair value of our U.S. northeast reporting unit, we assumed margins remain unchanged in year 5 and beyond.  We believe that this expectation is reasonable, but recognize that its achievement is conditional on this region’s competitive and economic environment and the strategic direction taken.  Should any of these variables change, margins could expand or contract compared to the margins we assumed.  A significant change in this assumption would result in a different estimate of fair value and this difference in estimate would further support the carrying amount of goodwill in this region or potentially render it impaired.  Acquisitions represent a component of our growth strategy, but since there is no way to accurately predict when an acquisition is completed or in what amount, we assumed no acquisitions in our estimate of fair value.  Future acquisitions could impact, amongst other things, the margins we derive from our operations, the capital spending expected and our expectations for revenue growth.  Our estimate of fair value assumes a discount rate of 7.9%.  Our discount rate is a reflection of a market participant’s cost of debt and equity, and reflects, amongst other things, strength or weakness in the economy.  A 10 basis point change in the weighted average cost of capital results in a nearly $8,000 change in our estimate of fair value for our U.S. northeast reporting unit.  Accordingly, should economic events cause our weighted average cost of capital to increase, our estimate of fair value would decline and could cause the carrying amount of goodwill to exceed its fair value.

The net carrying amount of goodwill allocated to the U.S. northeast segment, net of impairment charges, at March 31, 2015 is approximately $82,800.

Deferred income taxes

Deferred income taxes are calculated using the liability method of accounting.  Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax base of assets and liabilities, and are measured using enacted tax rates and laws.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to the statement of operations and comprehensive income or loss in the period in which the change in tax rate occurs.  Unutilized tax loss carryforwards that do not meet the more likely than not threshold are reduced by a valuation allowance to determine the resulting deferred income tax asset.

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Significant changes to enacted tax rates or laws, or estimates of timing differences and their reversal, could result in a material adverse or positive impact on our financial condition and operating performance.  In addition, changes in regulation or the inability to generate sufficient taxable income could impact our ability to utilize our tax loss carryforwards, which could have a significant impact on the deferred income tax assets and liabilities we record.

The recognition of deferred tax assets attributable to unutilized loss carryforwards considers both our historical and future ability to generate income subject to tax.  Should we be unable to generate sufficient income subject to tax, deferred tax assets recorded in respect of unutilized loss carryforwards may not be available to us prior to their expiry.  Our intent is to maximize the use of all loss carryforwards available to us, wherever possible, in advance of their expiry through the use of various strategies, including the deferral of discretionary tax deductions in periods of loss carryforward expiry.  Should we not be able to utilize certain deferred tax assets attributable to loss carryforwards, we would record a deferred income tax expense in the period when we determine that the likelihood of not realizing these losses was more likely than not.  Our maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryforwards, approximately $60,000.  In light of our historical ability to generate income subject to tax and based on our expectations of generating income subject to tax in the foreseeable future, we view the risk of not realizing these deferred tax assets as low.

Landfill closure and post-closure costs are not deductible for tax at the same time they are recognized as an expense for accounting.  Accordingly, we have a recorded a deferred tax asset due to the difference in timing of deductibility.  When we assess the deductibility of the resulting deferred tax asset applying the more likely than not threshold, we consider our historical financial performance, our expected future financial performance and our relationships with all levels of government and community as key indicators that we will continue to operate as a going concern.  Based on our assessment, we have concluded that the risk of not recognizing these deferred tax assets as low.

Accrued insurance reserve

In the U.S. we are self-insured for certain general liability, auto liability and workers’ compensation claims.  For certain claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred.  For claims where stop-loss insurance coverage is not maintained, additional insurance coverage has been added to cover claims in excess of these self-insured levels.  We use independent actuarial reports prepared quarterly, and annually, as the basis for developing our estimates for reported claims and estimating claims incurred but not reported.

Significant changes to assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims histories, the frequency of claims and claim settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance.

Other

Other estimates are applied to, but are not limited to, our allowance for doubtful accounts receivable, recoverability assumptions for landfill development assets, the useful life of capital and intangible assets, the fair value of contingent acquisition payments and assets and liabilities acquired in a business combination, various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates, share based compensation, including a variety of assumptions and variables used in option pricing models and the fair value of financial instruments.

New Accounting Policies Adopted or Requiring Adoption

Revenue – Revenue from Contracts with Customers

In May 2014, FASB issued their final standard on revenue from contracts with customers.  The standard provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.  The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  In applying the revenue model to contracts within its scope, an entity identifies the contract(s) with a customer (step 1), identifies the performance obligations in the contract (step 2), determines the transaction price (step 3), allocates the transaction price to the performance obligations in the contract (step 4), and recognizes revenue when (or as) the entity satisfies a performance obligation (step 5).  This standard applies to all contracts with customers except those that are within the scope of other topics.  Certain provisions of this standard also apply to transfers of nonfinancial assets, including in-substance nonfinancial assets that are not an output of an entity’s ordinary activities (e.g., sales of property, plant, and equipment; land and buildings; or intangible assets) and existing accounting guidance applicable to these transfers has been amended or superseded.

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Compared with current U.S. GAAP, this standard also requires significantly expanded disclosures about revenue recognition.  Broadly, an entity is required to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.  Disclosure includes separately disclosing revenues derived from contracts with customers from other sources of revenues and separately disclosing any impairment losses recognized on any receivables or contract assets from other contracts.  An entity is also required to disaggregate its revenues recognized from contracts into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.  Disaggregated revenues must be further reconciled to revenues presented on a reportable segment basis to allow financial statement users to understand the relationship between disaggregated and reportable segment revenues.  Disclosures are also required with respect to the opening and closing balances of receivables, contract assets, and contract liabilities from contracts with customers, if not otherwise separately presented and disclosed.  In addition, revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period is required disclosure, and revenue recognized in the reporting period from performance obligations satisfied, in full or in part, in previous periods, must also be disclosed.  Qualitative and quantitative disclosures for contract assets and liabilities must also disclose changes resulting from business combinations, cumulative catch-up adjustments to revenues, including a change in the measure of a contracts progress, a change in an estimate of the transaction price, a contract modification, a contract impairment, a change in the condition of rights or a change in the time for a performance obligation to be satisfied.  An entity must further disclose its significant performance obligations included in its contracts with its customers, including when performance obligations are satisfied, the significant terms of payment, the nature of the goods or services that an entity has promised to transfer, obligations for returns, refunds and any type of warranty or related obligation.  Any portion of the transaction price that is allocated to a performance obligation that is unsatisfied is required disclosure, including an explanation of when the entity expects to recognize revenues pertaining to an unsatisfied performance obligation and disclosing numerically the amounts to recognize over appropriate and relevant time bands.  Significant judgments made assessing the timing of performance obligations and determining the allocation of the transaction price to the performance obligations that could significantly impact the determination of revenue recognized from contracts with customers must be disclosed.  Performance obligations satisfied over time requires disclosure of the method used to recognize revenue and a supporting explanation of why this method was chosen.  Performance obligations satisfied at a point in time must also be disclosed when significant judgments are made in evaluating when a customer obtains control of a good or service.  This guidance would have been effective for annual reporting periods beginning after December 15, 2016, including each interim period thereafter, but has been tentatively deferred, as further outlined below.  Regardless, an entity can chose to adopt this guidance applying one of two approaches:

a.        retrospective application for each prior reporting period presented, subject to certain practical expedients in respect of completed contracts and transaction prices allocated to the remaining performance obligations that an entity expected to recognize as revenue, or

b.       retrospective application with the cumulative effect of initially applying this guidance recognized at the date of initial application.  If an entity elects this transition method it should also provide the additional disclosures in reporting periods that include the date of initial application of, including the amount by which each financial statement line item is affected in the current reporting period by the application of this guidance compared to the guidance that was in effect before the change and an explanation of the reasons for significant changes.

Early application is not permitted.

The FASB tentatively decided at its April 1, 2015 meeting to defer for one year the effective date of the new revenue standard.  The FASB also tentatively decided to permit adoption of the new standard early, but not before the original public entity effective date of annual reporting periods beginning after December 15, 2016.  The tentative decisions will be exposed in an upcoming proposed Accounting Standards Update (“ASU”) with a 30-day comment period.

Upon ratification, we would adopt the new standard January 1, 2018.

We are still assessing the impact this guidance will have on our financial statements.

Compensation – Share Based Compensation

In June 2014, FASB issued guidance on how entities record compensation cost when an award participant’s requisite service period ends in advance of the performance condition being satisfied.  That is, when an award participant is eligible to vest in the award regardless of whether the participant is rendering service on the date the performance target is achieved.  The guidance requires entities to recognize compensation cost in the period in which it becomes probable that the performance condition will be achieved and should record the compensation cost over the period the award participant renders service.  If the performance target becomes probable of achievement before the end of the requisite service period, the remaining

Progressive Waste Solutions Ltd. – March 31, 2015 - 38

unrecognized compensation cost must be recognized over the remaining requisite service period.  If the achievement of the performance condition becomes probable after the award participants requisite service period, compensation cost will be recognized immediately in the period when the performance condition becomes probable.  The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest.  The guidance also outlines that the grant date fair value of the award should not consider the performance condition in its determination.  This guidance is effective for all reporting periods beginning after December 15, 2015 with early adoption permitted.  The amendments can be applied prospectively to all awards granted or modified after the effective date or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter.  We don’t anticipate this guidance having a significant impact on our financial statements.

Presentation of Financial Statements – Going Concern

In August 2014, FASB released additional guidance with respect to management’s responsibility to evaluate if substantial doubt exists about an entity’s ability to continue as a going concern.  In connection with preparing financial statements for each annual and interim reporting period, an entity should evaluate whether conditions or events, considered in the aggregate, raise substantial doubt about the entity’s ability to continue as a going concern.  Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued, or are available to be issued.

When management identifies conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern, management should consider whether its intended plans to mitigate those relevant conditions or events, will alleviate this doubt. The entity must disclose information that enables users of the financial statements to understand 1) principal conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern and 2) management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations.

If the substantial doubt is alleviated as a result of considering management’s plans, the entity is also required to disclose the relevant plan that alleviated the substantial doubt.  However, if the substantial doubt is not alleviated as a result of this consideration, the entity is required to disclose that substantial doubt exists, the principal conditions that gave rise to substantial doubt, an entity’s evaluation of the significance of those conditions and an entity’s plans, if any, that are intended to mitigate the adverse conditions.

For us, these amendments are effective for all reporting periods beginning after December 15, 2016 with early adoption permitted.  We do not anticipate these new amendments will have a significant impact on our financial statements.

Income Statement – Extraordinary and Unusual Items

In January 2015, FASB simplified an entities’ income statement presentation by eliminating the concept of extraordinary or unusual items.  By eliminating the concept of extraordinary items, preparers will save time and cost since they will no longer have to assess whether an event or transaction is extraordinary. This also alleviates uncertainty for preparers, auditors, and regulators because auditors and regulators will no longer need to evaluate whether a preparer treated an unusual and/or infrequent item appropriately.  The amendments are effective for all reporting periods beginning after December 15, 2015.  A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year in the year of adoption.  We do not anticipate that this guidance will have a significant impact on our financial statements.

Interest – Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs

In April 2015, FASB issued an amendment to simplify the presentation of debt issuance costs.  The update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.  Recognition and measurement guidance for debt issuance costs are not impacted by this amendment.  The amendment is effective for all reporting periods beginning after December 15, 2015 applied on a retrospective basis.  Early adoption is permitted for financial statements that have not been previously issued.  As the Company has debt issuance costs recorded as an asset in the balance sheet as deferred financing costs, this amendment will result in a presentation difference whereby deferred financing costs will be deducted from the carrying amount of long-term debt in liabilities.

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Related Party Transactions

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Investment in equity accounted investee (“investee”)

In January 2010, we entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each.  The remaining ownership interests were held by two trusts.  The business conducted by each of these two companies was comprised principally of compactor and related equipment rentals. Our original investment in these companies totaled approximately $3,300 or C$3,500, which included common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement.

In December 2010, we received a promissory note from our equity accounted investee for C$750.  The promissory note was repayable on demand with no fixed term to maturity.  Interest on the note accrued at a rate equal to the greater of 5.5%, or bank prime plus 2.0% per annum calculated annually, not in advance, and payable on maturity.  The promissory note was repayable, in whole or in part, at any time, subject to certain restrictions.  In October 2013, we received an additional C$750 promissory note from our equity accounted investee, having the same terms as the promissory note we received in 2010.  Effective with our purchase of the remaining fifty percent interest, these notes are no longer outstanding.

Effective April 1, 2013, we entered into an amending agreement to purchase the remaining 50% interest in our equity accounted investee no later than February 28, 2015.  The purchase was subject to us or the seller providing notice of purchase or sale, at an amount equal to the greater of 50% of the investee’s EBITDA for the preceding 12 month period multiplied by six or C$9,000.  Certain conditions could accelerate the purchase or extend the commitment beyond February 28, 2015.

On January 31, 2014, we purchased the remaining fifty percent interest in our equity accounted investee for C$9,000.

Transactions between us and our investee occurring before January 31, 2014 were all transacted in the normal course of business.  These transactions were the result of the investee billing us for services it provided to us that we in turn billed to our customers.  These transactions were measured at the exchange amount and we only recognized our share of the transaction.  We incurred approximately $nil (2014 - $100) of charges in the three months ended March 31, 2015 from our investee which we recorded to operating expenses.

Investments where we have joint control over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting.  The equity method of accounting requires that we record our initial investment at cost.  The carrying value of our initial investment is subsequently adjusted for our pro rata share of post-acquisition earnings or losses generated by the investee and also includes adjustment for business combination amounts recognized on our original investment, including amortization of intangible assets net of the related tax effect.  Changes to the carrying amount of our original investment are included in our determination of net income.  In addition, our investment also reflects loans and advances, including amounts accruing thereon, our share of capital transactions, and changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods.  Dividends received or receivable from our investee reduce the carrying value of our investment.

Other

A company providing transportation services to us is owned by an officer of a Progressive Wastes Solutions Canada Inc. (formerly BFI Canada Inc. effective April 1, 2015) subsidiary.  Total charges of approximately $700 (2014 - $700) were incurred for the three months ended March 31, 2015.  Pricing for these transportation services is billed at market rates which approximates fair value.

On June 4, 2013, we made an approximately $1,000 investment in TerraCycle Canada ULC (“TerraCycle”) for a 19.9% stake in the company.  Since the date of our original investment, we have not had any significant transactions between us and TerraCycle.

All related party transactions are in the normal course of operations.

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Outlook

(all amounts are in thousands of U.S. dollars, except per weighted average share amounts, unless otherwise stated)

Overview

Management is committed to employing its improvement and market-focused strategies with the intent of delivering additional shareholder value, continued growth of the business, improving free cash flow(B) and improving our return on invested capital.  Management expects to execute on a multi-pronged approach in its delivery of shareholder value, which may include some or all of the following: business growth through strategic acquisition, reinvestment in the business to drive organic growth or operating efficiencies, share repurchases and/or dividend increases.  Management’s objective is to continuously improve the business through revenue growth and effective cost management.  New market entry, existing market densification and landfill development are the focus of our business as we look for ways to expand our operations, increase customer density in strategic markets, and increase the internalization of the waste we collect.  In addition, we continue to investigate and review alternative technologies for waste diversion, and when appropriate, invest in them.  Our strengths are founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, a disciplined operating process, predictable replacement capital requirements and stable cash flows.  We are committed to actively managing these attributes in the future.

Strategy

Increase collection density.  Operating in high density urban markets provides us with the opportunity to develop significant collection density.  Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration.  In addition, increasing our revenue per hour against a fixed cost base creates operating leverage in our business model. We intend to focus on growth within our existing markets that support our local market strategies and continue our pursuit of new market entries that provide similar opportunities.

Optimize asset mix to improve return on capital.   Balancing the composition of assets within our segments and amongst our operations allows us to execute our asset productivity strategies.  By optimizing our collection, recycling and disposal assets around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital.  Our asset mix in Canada has consistently generated strong adjusted EBITDA(A).  We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations.

Generate internal growth.  We seek to leverage our market positions and asset profiles to drive internal revenue growth.  Through focused business development efforts, we seek to increase contracted waste volumes in the markets we serve.  In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations.  By increasing route density in markets where we also offer disposal, we can strengthen the internalization and margin profile of our existing operations.  In addition, we apply pricing strategies, when appropriate, to capture the value of our service offerings.

Increase internalization.  We seek to increase internalization in the markets we serve by controlling the waste stream from our collection to our disposal operations.  Internalization allows us to avoid third‑party disposal fees and allows us to leverage the assets we operate.  We believe vertical integration is critical to our objective of achieving access to a landfill or other waste disposal facility on favourable terms and to maintaining a steady volume of waste, which is needed to operate these facilities economically.  In support of our internalization goals, we aim to increase route density and acquire assets that enhance vertical integration opportunities in the markets that we operate.

Pursue strategy enhancing acquisitions.   We employ a disciplined approach to evaluating strategic acquisitions.  We intend to pursue acquisitions that support our market strategies and are accretive over the long-term on a return on invested capital and free cash flow(B) basis.  Our acquisition efforts are focused in markets that we believe enhance our existing operations or provide significant growth opportunities.

Five year plan

On May 15, 2014, we presented our five-year strategic plan that outlined improvements to profitability and higher returns for shareholders.  Our plan included margin improvement through cost efficiencies and better operational execution, increased asset utilization, the generation of more free cash flow(B) and the allocation of capital to maximize returns for shareholders.  We believe that we have an opportunity to increase adjusted EBITDA(A) margins from current levels through operating cost reductions including transitioning a portion of our fleet from manual to automated collection systems and from diesel fuel to CNG.  These initiatives will increase free cash flow(B) and we intend to reduce our annual capital spend, relative to 2013 levels,

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as a percentage of revenue to further increase the free cash flow(B) we generate.  Our plan includes a continued focus on our allocation of capital to earn the highest return, while never compromising the quality of our assets.  With operating cost reductions and higher asset utilization, combined with a disciplined approach to capital allocation, we expect to generate higher returns on invested capital over the next five years.  We also anticipate annual organic revenue growth of about 4% over the next five years, reflecting a combination of pricing and volume improvements, driven by gross domestic product (“GDP”) and population growth in the markets we serve.  Finally, we also committed over the next five years to a disciplined, returns-focused acquisition program, and reaffirmed that we intend to allocate capital to share repurchases in the absence of acquisition opportunities that meet our return criteria.

Guidance outlook

Included in our press release for the fourth quarter and year ended December 31, 2014, issued February 26, 2015, was our outlook for the fiscal year ending December 31, 2015, including our 2015 outlook assumptions and factors.  This press release is available at www.sec.gov and www.sedar.com.  As of April 29, 2015, our outlook provided on February 26, 2015 for the fiscal year ending December 31, 2015 remains unchanged.

Operations

One of our key commercial strategies is to pass through fuel, commodity, container maintenance and environmental surcharges, including government imposed disposal charges, to our end customers to mitigate variability in our operating results and cash flows.  However, certain of our customer service arrangements prevent or limit our ability to recover certain cost variability.  Therefore, to mitigate this risk, we may enter into fuel and commodity hedges.  Readers are reminded that increasing surcharges result in higher revenues when passed through to end customers which, all else equal, reduces our gross operating margin (defined as revenues less operating expenses divided by revenues).

Revenues

For 2015, we expect to realize Canadian dollar organic revenue growth equal to or greater than the anticipated growth in Canada’s GDP, excluding known contract losses.  We expect that volume and organic growth will improve density and productivity, and we continue to look for pricing growth in the markets we serve.  Further, we look to maximize landfill tonnages and recover operating cost variances resulting from fluctuations in the price of fuel and other costs, and it is our intention to continue executing our growth strategy through strategic “tuck-in” acquisitions.

In the U.S., we expect our U.S. south operations to grow on pace or better than U.S. GDP growth.  We expect revenue in our U.S. northeast segment to keep pace with U.S. GDP, net of targeted asset sales and the strategic elimination of unprofitable business.  Similar to our Canadian operations, we continue to execute our market focused strategies in the U.S. to drive price and volume growth and increase densification, productivity and internalization.  In addition, we continue to pass along operating cost increases where we can and we continue to pursue growth through strategic acquisitions.

Please note that our revenue expectations presuppose that commodity pricing remains unchanged and our Canadian expectations are expressed in native currency dollars, which excludes the impact of foreign currency fluctuation.  The impact both commodity pricing and foreign currency fluctuations can have on our revenues and financial performance are outlined below.

Specific events

We continue to manage our Bethlehem landfill to complement our permitting process.  The effect of managing volumes into this site is included in our 2015 guidance outlook.

The sale of our Long Island, New York operations effective February 28, 2105 will be a headwind to  adjusted EBITDA(A) in 2015 of roughly $6,000.

Restructuring

We expect to incur restructuring costs of approximately $3,500 to $4,500 to reorganize our management structure.  We expect most of these costs will be incurred in the second quarter of 2015 and provide us with an annualized cost savings of approximately $3,000 to $3,500.

Other

Commodity pricing

Our revenues and earnings are impacted by changes in recycled commodity prices, which includes old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper.  Other commodities we receive

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include plastics, aluminum, metals and wood.  Our results of operations may be affected by changing prices or market demand for recyclable materials.  The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  Our outlook provided for 2015 reflects prices for recycled commodities consistent with February 2015 levels.

Foreign currency

We have elected to report our financial results in U.S. dollars.  However, we earn a significant portion of our revenues and income in Canada.  Based on our 2015 guidance outlook, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $8,600.  Adjusted EBITDA(A) is similarly impacted by approximately $2,800, assuming a strengthening U.S. dollar.  The impact on adjusted net income(A) and free cash flow(B) for a similar change in FX rate, results in an approximately $1,000 decline for each.  Should the U.S. dollar weaken by one cent, our reported revenues, adjusted EBITDA(A), adjusted net income(A) and free cash flow(B) will improve by similar amounts.

Interest on long-term debt

Since August 2013, we entered into interest rate swaps on notional borrowings of $825,000.  Going forward, we will continue to monitor, and, when appropriate, adjust the fixed and floating interest rate positions on our long-term debt drawings.  By fixing the variable rate of interest we reduce the risk of interest rate escalation in the future, however, short-term interest expense increases compared to the expense we would have incurred if we had borrowed at current market rates.  The increase in interest expense is dependent on the amount swapped, the market rate of interest and the applicable bank margin when we entered into the swap.  Our 2015 guidance reflects the higher rate of interest we will bear as a result of the interest rate swaps we entered into in 2014.

Taxation

Our U.S. business continues to utilize loss carryforwards which are available to offset income otherwise subject to tax.  Based on the current rate of utilization and expected performance of our U.S. business, we expect that these carryforward losses will be fully utilized by the fourth quarter of 2016.  The rate of use however, is subject to the actual performance of our U.S. business.  Once these carryforward losses are fully utilized, current income tax expense will increase significantly.  The increase in current income tax expense in 2016 and beyond will have a significant impact on the amount of free cash flow(B) we generate and the free cash flow(B) yield we return.  Based on our current business performance, we estimate current income tax expense will increase by approximately $30,000 to $35,000 annually once all carryforward losses are utilized.

Based on current regulations and enacted tax rates, we estimate our effective tax rate will be approximately 25% for 2015 and beyond.

The Company’s wholly-owned Canadian holding company holds all of the issued and outstanding share capital of our U.S. business.  We have reviewed our investment in our U.S. business and have concluded that our investment has been permanently reinvested.  We have drawn this conclusion after careful consideration of many factors, including management’s stated strategy to grow through strategic acquisition which is expected to be concentrated in the U.S.  Additionally, repatriating monies from our U.S. operations comes at a cost in the form of withholding taxes.  We have no intention of incurring withholding taxes unnecessarily, and as such we ensure that all alternatives are considered before we repatriate any monies from our U.S. business to Canada.  Applying this approach also reduces our exposure to foreign currency risk.  Our Canadian operations have the ability to generate earnings and or draw on availability under the consolidated facility to achieve this result.  Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our Canadian held investment in our U.S. operations.  In 2014, the Canadian parent of our U.S. operating subsidiary received dividends from its U.S. subsidiary to fund a portion of the share repurchases completed in 2014 and to reduce excess cash balances in our U.S. business.  We reviewed the receipt of these monies and concluded that our stated intent to permanently reinvest monies in our U.S. operations remained unchanged.  Accordingly, we have not recognized a deferred tax obligation or benefit since the conclusion we reached satisfies the requirement that earnings remain essentially reinvested.  If, or when, we are required to repatriate earnings or some portion thereof from our U.S. operations to Canada, these monies would likely attract withholding taxes at a rate of 5%, subject to our U.S. operations cumulative earnings and profits position at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

The Company’s indirectly held, but wholly-owned, U.S. holding company, WSI LLC, holds a 22.5% interest in the issued and outstanding share capital of Progressive Waste Solutions Canada Inc. (formerly BFI Canada Inc. effective April 1, 2015).  We have reviewed our investment in our Canadian business and have concluded that our investment has been permanently reinvested.  We have drawn this conclusion after considering many of the same factors outlined above that support permanent reinvestment of our Canadian held interest in our U.S. business.  Accordingly, we have not established a deferred

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tax asset or liability reflecting the difference between the tax and accounting values of our U.S. held investment in our Canadian operations.  If, however, we are required to repatriate some portion of our Canadian operations to the U.S., these monies would likely attract withholding taxes at a rate of 5%, subject to our Canadian business’s ability to declare dividends at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

In connection with the sale of our Long Island, New York operations in the first quarter this year, we anticipate filing for a worthless stock deduction.  The worthless stock deduction is equal in amount to the remaining federal income tax basis in the stock of our operating entities in Long Island, New York.  We have engaged a third-party to assist us with the computation of this basis.  At this time, we are unable to estimate the amount of any potential benefit and expect to complete our computations in the second quarter of 2015 and the resulting benefit, if any, will be recorded at that time.  Amounts characterized as a worthless stock deduction are the equivalent of an ordinary loss available for use against income subject to tax.  Accordingly, the amount, if any, will increase our loss carryforwards currently recorded as deferred tax assets and would extend the date we can shelter income otherwise subject to tax.

Financing strategic growth

One of our objectives is to grow organically and through strategic acquisition.  Growth achieved through strategic acquisition is dependent on our ability to generate free cash flow(B) and our ability to access debt and equity in the capital markets.  We remain confident we will continue to generate free cash flow(B) in excess of dividends paid and share repurchase targets, and these excess amounts will be available to finance a portion of our continued growth, including growth through strategic acquisition.  Significant growth requires access to debt and equity in the capital markets and any capital market restrictions could affect our growth.  We remain confident that our current access to the capital markets is sufficient to meet our near and longer-term needs.

Share repurchases

For 2014, we recommenced the purchase of our common shares and intend to opportunistically repurchase shares in 2015.  Our intention assumes no significant acquisitions are completed in 2015.

Liquidity

Our ability to generate cash from operations is strong.  Our operations generate stable cash flows, which we expect will be in excess of our needs to continue operating our business steady state.  Over the long-term, we intend to apply a balanced approach to the use of these cash flows to fund strategic acquisitions, share repurchases, dividends and debt repayment.  In addition, it is our long-term goal to maintain a consolidated total debt to adjusted EBITDA(A) ratio of between 2.5 to 3.0 times.  In light of the continuing low interest rate environment and the Company’s strong balance sheet, management is comfortable with this target range and will occasionally review this range to assess its reasonableness.  Based on the availability we have under the consolidated facility, we believe we have an adequate source of liquidity in the near to mid-term.

Borrowing rates are at historical lows in the U.S. and Canada.  Accordingly, if the North American economy strengthens, we would expect interest rates to rise.  An increase in interest rates results in higher interest expense on borrowing tied to variable rates of interest, partially offset by lower current or deferred income tax expense.  Please refer to the Liquidity and Capital Resources section of this MD&A for the impact a 1% rise or fall in interest rates has on our reported results of operations.

Withholding taxes on foreign source income

When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the consolidated statement of operations and comprehensive income or loss.  An increase in dividends paid or common shares repurchased, when funded by IESI Corporation (“IESI”), an indirect wholly-owned subsidiary, or the inability of IESI to return capital, attracts withholding taxes from foreign source income received by Canadian entities of the Company.  In addition, and in connection with the closing of the WSI acquisition, changes were made to our organizational structure which resulted in our Canadian operations being partially owned by a U.S. holding company.  Accordingly, a per share dividend paid by the Canadian operating parent for the benefit of, and distribution by the Company to its shareholders, also requires the Canadian operating parent to pay a like dividend to the U.S. holding company.  Amounts paid by the Canadian operating parent to the U.S. holding company are subject to withholding tax.  However, with the introduction of our long-term financing structure, Progressive Waste Solutions Ltd. receives interest income that exceeds its interest obligations under the terms of the consolidated facility.  Accordingly, excess cash at Progressive Waste Solutions Ltd. can be applied against its dividend obligations and therefore reduce the dividend requirements of its Canadian or U.S. operating entities, which in turn reduces withholding tax.

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Amortization

We have historically accounted for acquisitions applying the purchase method of accounting.  The purchase method of accounting required us to recognize acquired assets and liabilities at fair value, including all identified intangible assets separately from goodwill.  Fair value adjustments typically increased the carrying amounts of acquired capital and landfill assets and required us to recognize the fair value of intangible assets as well.  Accordingly, capital, landfill and intangible asset amortization not only includes amortization of the assets original cost, but also includes the amortization of fair value adjustments recognized on acquisition.  Even though we have grown organically, a significant portion of our growth has been through acquisition. Therefore, fair value adjustments included in amortization expense are significant.  Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of IESI, WSI, the Ridge landfill, Fred Weber and Choice Environmental.  Due to the inherent difficulty in isolating fair value adjustments for every acquisition completed by us, it is unreasonable for us to derive the exact impact these acquisitions have had on amortization expense.  Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life.  If we continue to grow through acquisition, amortization expense will continue to increase.  Increases will be partially offset by declines in fully amortized fair value adjustments.

Financial Instruments

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation.  Our exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, and when and as applicable, FX agreements and hedge agreements for OCC.  In all instances, our risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate our risk exposures to a level consistent with our risk tolerance.

Cash and cash equivalents

Certain senior management is responsible for determining which financial institutions we bank and hold deposits with.  Management’s selected financial institutions are approved by the Board of Directors.  Senior management typically selects financial institutions which are lenders in its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability.  Management reviews the Company’s exposure to credit risk from time to time or as a condition indicates that the Company’s exposure to credit risk has or is subject to change.  Our maximum exposure to credit risk, related to cash and cash equivalents, is the fair value of these amounts recorded on our balance sheet, approximately $36,900 (December 31, 2014 – approximately $41,600).  We hold no collateral or other credit enhancements as security over our cash and cash equivalent balances and deem the credit quality of these balances to be high and not impaired.

Accounts receivable

We are subject to credit risk on accounts receivable and our maximum exposure to credit risk is equal to the fair value of accounts receivable recorded on our balance sheet, approximately $190,800 (December 31, 2014 - $216,200).  We perform credit checks or accept payment or security in advance of service to limit our exposure to credit risk.  The diversity of our customer base, including diversity in customer size, balance and geographic location inherently reduces our exposure to credit risk.   We have also assigned various employees to carry out collection efforts in a manner consistent with our accounts receivable and credit and collections policies.  These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection.  We also have policies and procedures which establish estimates for doubtful account allowances.  These calculations are generally based on historical collection or alternatively historical bad debt provisions.  Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.

Accounts receivable that are deemed by management to be at risk of collection are provided for.  When accounts receivable are considered uncollectable, they are written-off against the provision.  The recovery of amounts previously written-off is recorded to the provision.  Management typically assesses aggregate accounts receivable impairment applying historical rates of collection giving consideration to broader economic conditions.

Our accounts receivable are generally due upon invoice receipt.  Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due.  Based on historical collections, we have been successful in collecting amounts due to us.  We assess the credit quality of accounts receivable that are neither past due nor impaired as high.  Our maximum exposure to accounts receivable credit risk is equivalent to our net carrying amount.  We may request payment in advance of

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service generally in the form of credit card deposit or full or partial prepayment as security.  Amounts deposited or prepaid in advance of service are recorded to deferred revenue on our balance sheet.  Accounts receivable considered impaired at March 31, 2015, are not considered significant.

Other receivables

We are subject to credit risk on other receivables, which principally reflects a vender take back mortgage (“VTB”) we entered into in conjunction with the sale of certain buffer lands adjacent to our Calgary landfill site in 2014.

Our maximum exposure to credit risk is equal to the carrying amount of other receivables, approximately $5,100 (December 31, 2014 – $5,500), however the VTB is secured by the land sold.  Accordingly, we deem the credit quality of our other receivables balance to be high and no amounts are impaired.

Funded landfill post-closure costs

We are subject to credit risk on deposits we make to a social utility trust.  Our deposits are invested in bankers’ acceptances (“BAs”) offered through Canadian financial institutions or Government of Canada treasury bills.  Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts as low.  Our maximum exposure to credit risk is equal to the fair value of funded landfill post-closure costs recorded on our balance sheet, approximately $10,500 (December 31, 2014 – $11,400).  Management reviews the Company’s exposure to risk from time to time or as a condition indicates that its exposure to risk has changed or is subject to change.  We hold no collateral or other credit enhancements as security over the invested amounts, however we deem the credit quality of the financial asset as high in light of the underlying investments.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with the settlement of our financial liabilities.  Our exposure to liquidity risk is due primarily to our reliance on long-term debt financing.  Our treasury function is responsible for ensuring that we have sufficient short, medium and long-term liquidity and liquidity is managed daily through our monitoring of actual and forecasted cash flows and liquidity available to us from our consolidated facility.  The treasury function is also responsible for ensuring that liquidity is available on the most favourable financial terms and conditions.  Our treasury function reports quarterly on our available capacities and covenant compliance to the Audit Committee and lenders, and maintains regular contact with the primary parties to our long-term debt facilities.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of currency, interest rate and other price risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates.  Our exposure to currency risk is tied to the movement of monies between Canada and the U.S.  Accordingly, we are exposed to currency risk on U.S. dollars received by our Canadian business from U.S. sources to fund Canadian dollar denominated dividends or share repurchases and similarly on Canadian dollars received by our U.S. business due to dividend payments payable to a U.S. holding company.  To mitigate this risk, management decides where dividend and share repurchases are funded from and looks to fund these amounts from cash flows generated from Canadian sources wherever possible.  Our treasury function actively reviews our exposure and assesses the need to enter into further FX agreements.  Our Board of Directors also considers currency risk when establishing the Company’s dividend.  For the three months ended March 31, 2015, we were exposed to currency risk on the portion of dividends received by our U.S. holding company that were not hedged by FX agreements.  To mitigate a portion of the risk attributable to paying Canadian dollar denominated dividends to our U.S. holding company, we enter into foreign currency exchange agreements from time to time.

Interest rate risk is the risk that the fair value of a financial instrument’s future cash flows will fluctuate because of changes in market rates of interest.  Interest rate risk arises from our interest bearing financial assets and liabilities.  We have various financial assets and liabilities which are exposed to interest rate risk, the most notable of which is our long-term debt.

Our consolidated facility and our IRBs are subject to interest rate risk.  An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt.  A portion of this risk has been mitigated by the interest rate swaps we have entered into.  However, we are subject to interest rate risk as these interest rate swaps reach the end of their contractual maturities.  We are also subject to interest rate risk on funded landfill post-closure costs.  Funded landfill post-closure costs are invested in interest rate sensitive short-term investments.  An increase or decrease in the return on invested amounts could result in us having to decrease or increase our funding for this obligation.  We are also subject to interest rate risk on our cash equivalents balance and other receivables.

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The policies and process for managing these risks are included above in the Credit risk section.

Risk management objectives

Our financial risk management objective is to mitigate risk exposures to a level consistent with our risk tolerance.  Derivative financial instruments are evaluated against the exposures they are intended to mitigate and the selection of a derivative financial instrument may not increase the Company’s net exposure to risk.  Derivative financial instruments may expose us to other types of risk, which may include, but not limited to, credit risk.  Our exposure to other types of risk is evaluated against the benefit derived from the derivative financial instrument.  Our use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it is intended to mitigate.

Fair value methods and assumptions

The estimated fair values of financial instruments are calculated using available market information and commonly accepted valuation methods.  Considerable judgment is required to interpret market information that we use to develop these estimates.  Accordingly, fair value estimates are not necessarily indicative of the amounts we, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair value estimates.

Cash equivalents are invested in a money market account offered through a Canadian financial institution.  The estimated fair value of cash equivalents is equal to its carrying amount.

Funded landfill post-closure amounts are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  The estimated fair value of these investments is supported by quoted prices in active markets for identical assets.

The estimated fair values of commodity swaps are determined using a discounted cash flow analysis.  This approach uses the forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions are the sources of the forward index curve and risk-free rate of interest.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Our interest rate swaps are recorded at their estimated fair values determined using a discounted cash flow analysis.  The analysis utilizes observable market data including forward yield curves to determine the market’s expectation of the future cash flows of the variable component.  The fixed and variable components of the derivative are then discounted using calculated discount factors developed based on the zero rate curve and are aggregated to arrive at an estimated fair value.  We also incorporate credit valuation adjustments to appropriately reflect nonperformance risk from ourselves and the respective counterparties in the fair value measurements.  We verify the reasonableness of these estimates by comparing them to quotes received from financial institutions that trade these contracts.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Foreign currency exchange agreements are recorded at their estimated fair value based on quotes received from the financial institution that trades these contracts.  We verify the reasonableness of these quotes by comparing them to the period end foreign currency exchange rate, plus a reasonable premium to market.  There was one foreign currency exchange agreement outstanding at March 31, 2015.  Accordingly, the risk of having a material impact on the determination of fair values through the use of different assumptions and or estimation methods is considered remote.

The fair value of our wood waste supply agreement, an embedded derivative, was determined using a discounted cash flow analysis.  This approach used electricity generator and Ultra Low Sulfur Diesel forward index curves and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreement.  We used a third-party, who was not a counter-party, to independently value the embedded derivative and we used this and other information to derive our fair value estimate.  The use of different assumptions and or estimation methods could have had a material effect on this fair value.  Effective April 2014, we amended our wood waste supply agreement, which removed the embedded derivative.  Accordingly, we have no fair value measurement risk associated with an embedded derivative contained in the wood waste supply agreement as at March 31, 2015.

Financial assets and liabilities recorded at their estimated fair values are included on our balance sheets as funded landfill post-closure costs, other assets and other liabilities, as and where applicable.

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Risks and Uncertainties

Our business, and an investment in our securities, is subject to certain risk and uncertainties, including those described below and included in the Outlook section of this MD&A.  We have divided the risks and uncertainties into three categories: principal risks relating to our business, risks related to our industry and other general risk factors that should be considered when investing in our Company’s common shares.

If any events or developments discussed in these risks actually occur, our business, financial condition or results of operations or the value of our securities could be adversely affected.

Principal risks related to our business

Downturns in the economy could adversely affect our revenues and operating margins

Our business is affected by changes in economic factors that are outside of our control, including consumer confidence, interest rates and access to capital markets.  Although our services are of an essential nature, a weak economy generally results in a decline in waste volumes generated.  Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers.  During times of weak economic conditions, we may also be adversely impacted by our customers’ ability to pay in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies.  If our customers do not have access to capital, our volumes may decline and our growth prospects and profitability may be adversely affected.  Due to the diversity of our customer base and the nature of our business and services we provide, we haven’t been severely affected by downturns in the economy.  Our U.S. northeast operations have been impacted the most by economic downturns, but we don’t believe that this region is unable to continue operating as a going concern.  As outlined in the Outlook – strategy section of this MD&A, the composition of assets in this segment is not optimal.  Accordingly, we remain committed to participating with New York City in the NYC Plan, maximizing the internalization of collected waste volumes, optimizing this segment’s asset mix and to reducing our exposure to further or future economic downturns.

We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business

We are subject to significant environmental and land use laws and regulations.  Our internalization strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances.  To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals.  Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain.  Obtaining permits often takes several years and requires numerous hearings, in addition to complying with land use, environmental and other regulatory requirements.  We may also face resistance from citizen groups and other environmental advocacy groups.  Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could reduce internalization and negatively impact our business strategies.  A failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on our balance sheet and result in significant impairment charges recorded to our statement of operations and comprehensive income or loss.  We are not aware of any significant permit or licensing barriers or issues that would significantly impact our ability to continue operating in a manner consistent with our historical or near-term expected future performance.

Our long-term debt facilities contain restrictive covenants and require us to meet certain financial ratios and financial condition tests

The terms of our consolidated facility and IRBs contain restrictive covenants that limit the discretion of our management with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares above certain levels or make certain other payments, including share repurchases, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the consolidated facility contains a number of financial covenants that require us to meet certain financial ratios and financial condition tests.  A failure to comply with these terms could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of any of these facilities was to be accelerated, we cannot provide assurance that our assets would be sufficient to repay these facilities in full.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, deterioration in general economic and business conditions

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and adverse publicity.  Any downgrade in our credit ratings may impede our access to the debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps, commodity swaps for a portion of fuel that is consumed in our operations or foreign currency exchange agreements.

Moody’s has rated our consolidated credit facility at Ba1 with a stable outlook.  S&P has assigned a rating of BBB stable for our consolidated credit facility.

Based on the restrictive covenant and financial condition tests included in our facilities, we remain confident that we will continue to meet these tests in the near-term and the foreseeable future.

We have significant indebtedness, which could adversely affect our financial condition

We have, and expect to continue to have, a significant amount of indebtedness and, as a result, significant debt service obligations.  As of March 31, 2015, we had total indebtedness of approximately $1,484,000.  The degree of leverage could have important consequences.  For example, it may:

•         increase our vulnerability to adverse economic and industry conditions;

•         require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures, other general corporate purposes, acquisitions, dividends and share repurchases;

•         limit our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes, acquisitions, dividends and share repurchases;

•         place us at a disadvantage compared to our competitors that have less debt; and

•         limit our flexibility in planning for, or reacting to, changes in the business and in the industry generally.

Currently our consolidated leverage is within our long-term target range.

We expect to engage in further acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated

Our growth strategy is based, in part, on our ability to acquire other businesses.  The success of our acquisition strategy will depend, in part, on our ability to:

●     identify suitable businesses to buy;

●     conduct suitable due diligence and negotiate the purchase of those businesses on acceptable terms;

●     complete the acquisitions within our expected time frame;

●     improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and

●     respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

We may fail to properly complete any or all of these steps.  Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do.  This may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including higher purchase prices.  If acquisition candidates are unavailable or too costly, we may need to change our business strategy.  Our integration plan for acquisitions often contemplates certain cost savings, including the elimination of duplicative personnel and facilities.  Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions.  Our due diligence investigations may also fail to discover certain undisclosed liabilities.  Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins.  Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control.  As a result, operating margins could be less than we originally anticipated when we made those acquisitions.  In such cases, it may change our strategy with respect to that market or those businesses and we may decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets.  We have been successful in identifying, negotiating and integrating a number of acquisitions in markets we currently serve and new markets we have entered.  We acknowledge that a strategy of growth through acquisition does not come without risk and challenge.  We believe that our goodwill impairment loss is due in large part to the goodwill we recognized on an acquisitions completed in our U.S. northeast segment at the peaks of the economy, which was subsequently determined to be impaired as a result of the

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economic decline and increased competition that followed.  While we remain confident that we can continue to execute our acquisition strategy in the near-term and foreseeable future, we are aware of the risks that it presents.

Future acquisitions may increase our capital requirements

We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any businesses that we want to acquire.  Acquisitions will generally increase our capital requirements unless they are funded from excess free cash flow(B), defined as free cash flow(B) in excess of dividends declared and shares repurchased.  Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on our balance sheet.  Higher debt levels can increase our borrowing rates and will increase interest expense.  Higher interest expense will reduce current income tax expense or preserve loss carryforwards.  Based on current economic conditions, we remain optimistic that capital will be available, on reasonable terms, to allow us to execute our acquisition growth strategy and that a portion of our acquisitions will be funded from excess free cash flow(B), which reduces the need for additional capital.

Our financial obligations to pay closure and post-closure costs in respect of our landfills could exceed current reserves

We have material financial obligations to pay closure and post-closure costs in respect of our landfills.  We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations.  The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline.  Additional discussion about this risk is included in the Critical Accounting Estimates – Landfill closure and post-closure costs and Environmental Matters sections of this MD&A.

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage

If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits.  Collection contracts, municipal contracts, transfer station operations and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations.  We typically satisfy these requirements by posting bonds or letters of credit.  As of  December 31, 2014, we had approximately $399,900 of such bonds in place and approximately $200,200 of letters of credit issued.  Closure bonds are difficult and costly to obtain.  If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits.  Any future difficulty in obtaining insurance could also impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage.  Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations.  We have been successful in obtaining sufficient surety bonds, letters of credit or other financial assurances and have maintained adequate insurance coverage.  Accordingly, we have not experienced significant costs or recoveries stemming from an inability to secure financial assurances or insurance.  While we are subject to market conditions related to the cost of surety bonds, letters of credit or other financial assurances, we don’t anticipate or have any indication that the costs to obtain these assurances will have a material effect on our operations and cash flows in the near-term.  We are also subject to market conditions related to the cost of insurance, which is further affected by our claims history.  We don’t anticipate or have any indication that the costs for, or our ability to obtain or retain, insurance are at risk or at a cost that would preclude us from being competitive or impede our current or future operations.

We may be unable to successfully manage our growth

Our growth strategy may place significant demands on our financial, operational and management resources.  In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems.  We cannot provide assurance that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems in the time required.  We have, however, been successful in managing our growth and its demands on our financial, operational and management resources to date.  We remain confident that we can continue to manage our growth as we expand our operations, management and financial resource requirements.  We presently deem the risk of managing our growth to be low.

We may lose contracts through competitive bidding or early termination

We derive revenues from municipal contracts that require competitive bidding by a variety of potential service providers.  Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, these contracts

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may not be maintained or won in the future or may be won at lower pricing.  We may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all.  These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors.

We also derive revenues from non-municipal contracts, which generally have a term of three to five years.  Some of these contracts permit our customers to terminate them before the end of the contractual term.  Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and earnings.  Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives.  We may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which could result in gains or losses on the assets disposition.  However, because we operate in various geographical locations throughout Canada and the U.S., we have generally been successful in obtaining new contracts at a pace that is not significantly less than the pace of loss.  However, there may be periods or years when losses are more prevalent than gains and vice versa.  Our track record of organic growth has generally been positive and we expect this trend to continue over the near to mid-term.

We depend on third-party disposal customers at our landfills and we cannot provide assurance that we will maintain these relationships or continue to provide services at current levels

Operating and maintaining a landfill is capital intensive.  As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations.  The loss of third-party disposal customers could reduce our revenues and profitability.  For the year ended  December 31, 2014, approximately 56% of the total tonnage received by our landfills was derived from the disposal of waste received from third-party disposal customers.  Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills to be able to operate them at profitable levels.

We cannot provide assurance that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels.  We also cannot provide assurance that third-party customers will continue to utilize our sites and pay gate rates that generate acceptable margins for us.  Negative impacts could also occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if we are unable to increase our gate rates to correspond with an increasing cost of operations.  In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in contracts with existing customers, in which case revenues and profitability could decline.  We have been successful at maintaining relationships with our disposal customers and are aware of the geographical proximity of our landfills to alternative disposal sites, the competitive pressures faced in each market, and the economic environment in each market.  While there are always changes to the composition of our external customer mix, we have not experienced declines in volumes that are so pervasive that they have caused us to question the operating or financial viability of our landfills.  In our U.S. northeast operations, we have faced the most significant challenge, representing a combination of soft economic conditions coupled with resilient competition.  Accordingly, we have had to endure increasing pricing pressures for a basket of constrained volumes.  We will continue to evaluate and re-evaluate our price and volume strategies in this segment with the objective of leveraging both.

Our Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations

Our Canadian operations are in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and are susceptible to those markets’ local economies, regulations and seasonal fluctuations.  Our U.S. operations are in the northeastern and southern U.S. and are susceptible to those regions’ local economies, regulations and seasonal fluctuations.  We operate in the following states: Texas, Florida, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania, Maryland, Virginia and Illinois, as well as the District of Columbia.

Economic downturns in Texas, New York, Florida, Ontario, Quebec and western Canada, and other factors affecting such states or provinces, such as state or provincial regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

In addition, seasonality may temporarily affect our revenues and expenses.  We generally experience lower C&D debris volumes during the winter months when the construction industry is less active.  Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and the productivity of our collection operations.  Higher than normal rainfall and more frequent rain storms can put additional stress on the construction industry and lower the volumes of waste received at our landfills.  We employ various strategies to combat the seasonal nature of our business where we can.  Inclement weather conditions are out of our control, but its impact is partially mitigated by the geographical diversity of our operations.  From an economic and regulatory perspective, we actively participate in the local economies we operate in and are an active voice at various levels of government.  We will continue to

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be active to ensure our interests are heard and are considered.  The geographic diversification of our business helps insulate us from these issues on a consolidated basis.

Revenues generated under municipal contracts with New York City represented 2.3% of our consolidated revenue in 2014. Termination, modification or non-renewal of such contracts could have an adverse effect on our business, results of operations and financial condition

We attribute 2.3% of our consolidated revenue in 2014 and 2.1% of our consolidated revenue in 2013 to our municipal contracts with New York City.  In February 2011, we responded to bids issued by New York City and in September 2011 we received a Notice of Award from the New York City Department of Sanitation to extend our interim Brooklyn contracts for a three-year term.  Each of these contracts has now been further extended to October 2017.   We also hold a contract to export waste from the Borough of Queens, the details of which are currently being finalized.  As with prior contracts, New York City can terminate them upon 10 days’ notice.  If these contracts are terminated, or if they are not renewed, we may not be able to replace the affected revenue. Such a loss could have an adverse effect on our business, financial condition and results of operations.

In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City’s reliance on private transfer stations, such as the ones we operate in New York City. While the plan has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste.  Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste.  We have and will continue to make proposals as requested by the City and until the City decides on the final plan and contractors.  On October 28, 2014, we announced that we would submit a bid in response to the New York City Department of Sanitation’s most recent proposal which requires bidders to deliver up to three thousand tons of waste per day to two Brooklyn marine transfer stations.  If New York City implements changes to this system, it is likely that our existing contracts with the City would be modified, terminated or not renewed.

We believe that we have the right compliment of employees to execute on this deliverable and we are not aware of any impediments at this time.

Our insurance coverage may not be sufficient to cover all losses or claims that we may incur

We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on those terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations.  However, not all risks are covered by insurance, and we cannot provide assurance that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations.  We have been successful in obtaining insurance at commercially reasonable rates and on a basis that has been sufficient to cover our primary operating losses and claims.  We do not have any indication that our insurance coverage is, would be, or is about to be, insufficient.

If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected

Our estimates or assumptions concerning future development and landfill closure and post-closure costs may turn out to be significantly different from actual results.  In addition, in some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely.  To the extent that such events occur at a landfill, cash expenditures for closure and post-closure could be accelerated, our results of operations and cash flow estimates may be adversely affected and the carrying amount of the landfill may be subject to impairment testing.  Our management team has a successful track record of successfully obtaining expansion permits.  Any changes to expansion assumptions will be recognized over the remaining life of the landfill site from the date of change in assumption.  Changes to expansion assumptions when a landfill site has many years of permitted operation remaining will have less of an impact on our results of operations than a site with a significantly shorter permitted life.  We don’t perceive this risk to be significant at this time.

Our operations may be negatively impacted by a cybersecurity incident

We use some form of information technology in our operations and such use creates various cybersecurity threats including the possibility of security breaches, operational disruptions and the release of non-public information (such as financial data, customer information and employee information).  Although we have taken various steps to protect ourselves against such risk, our efforts may not always be successful especially because of the rapidly changing nature of such cybersecurity threats.  In the event of a cybersecurity incident, our operations could be disrupted resulting in potential loss of customers, violation of

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laws and additional liabilities to the business.  Based on our internal standards and practices and strategy with regards to a cybersecurity incident, we don’t perceive this risk to be significant at this time.

We depend on members of our management team and if we are unable to retain them, our operating results could suffer

Our future success will depend on, among other things, our ability to retain the services of our management and to hire other highly qualified employees at all levels.  We compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need.  The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth.  We believe that we have good relationships with our management and their teams and offer each the opportunity to share in our success.  We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to our managers to ensure they have the appropriate tools to successfully complete their required functions.  We remain confident that we can continue to retain and attract top talent without interruption or significant impact to our operating results.

We may be subject to additional liabilities associated with multiemployer pension plans

We are a participating employer in a number of multiemployer defined benefit plans (the “Plans”) for employees who are covered by its subsidiaries’ collective bargaining agreements.  These Plans involve: (i) several participating employers who make contributions based on the collective bargaining agreement they have agreed upon with the associated union; and (ii) benefits which are already defined for Plan members.  We do not administer such Plans and certain Plans may be subject to funding deficiencies.

We may consider from time to time (and as part of re-negotiating its collective agreements) the complete or partial withdrawal from one or more of these Plans and in such case we could incur expenses associated with obligations for unfunded and vested member benefits.  We could also be subject to additional liabilities for such benefits in the event of a mass withdrawal by contributing employers to a Plan.

Factors that could affect our liability in the event of a withdrawal event include the return on existing Plan assets; the ratio of active workers to those who have already retired; and the financial status and number of participating employers, among other things.  Any such future Plan withdrawal event could have a material adverse on our business in a given reporting period.

Risks related to our industry

Some of our employees are covered by collective bargaining agreements and efforts by labour unions to renegotiate those agreements or to organize our employees could divert management’s attention from its business or increase its operating cost

As of  December 31, 2014, approximately 1,700, or 21.5%, of our employees were covered by collective bargaining agreements. These collective bargaining agreements expire through 2016 and have terms generally ranging from three to five years.

The negotiation or renegotiation of these agreements could divert management’s attention away from other business matters.  If we are unable to negotiate acceptable collective bargaining agreements, union initiated work stoppages, including strikes, may result.  Unfavorable collective bargaining agreements, work stoppages or other labour disputes may result in increased operating expenses and reduced operating revenue.  We believe that we have good relationships with our unions and have a history of negotiating contracts that don’t impede our ability to manage our business and/or impose undue costs on us.  Our collective bargaining agreements are negotiated on a location by location basis.  Accordingly, we believe that any work stoppage, strike or labour dispute would not have a significant adverse impact on our financial condition or results of operations.

Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased fuel costs through fuel surcharges

The price of fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries  and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns.  We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows.  We will from time to time, in accordance with the terms of most of our customer contracts, attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers’ contracts and market conditions.  As a result, we have entered into a series of hedges

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with a view to limiting our exposure to fluctuating fuel prices and to reduce operating cost variability, however, there can be no assurance that we will be successful in this regard.  While we have typically been successful in recovering rising fuel costs from our customer base, not all of our contracts allow us to pass along increasing fuel costs.  In addition, the pass through of rising fuel costs has been most difficult in the U.S. northeast in light of market conditions and competition.  Accordingly, entering into hedges that effectively offset increasing fuel costs where recoverability is limited allows us to reduce operating cost variability.  We remain confident that we can continue to pass along rising fuel costs or enter into hedges to mitigate a portion of our exposure to fluctuations in our operating costs resulting from changes in fuel prices.

Our revenues will fluctuate based on changes in commodity prices

Our recycling operations process certain recyclable materials, such as OCC, paper (including newspaper, sorted office paper and mixed paper), plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations.  Our results of operations may be affected by changing prices or market requirements for recyclable materials.  The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to change in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  From time to time we have entered into commodity swaps for OCC to limit our exposure to fluctuating OCC prices.  Our exposure to commodity price fluctuations is further mitigated by the diversity of our service offerings and revenues generated from them.  However, commodity price fluctuations can be significant and can affect our reportable revenues and earnings.  Please refer to the Outlook section of this MD&A for further discussion regarding the impact of commodity pricing on our business.

Governmental authorities may enact climate change regulations that could increase our costs to operate

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change.  As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions.  The adoption of such laws and regulations and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations, particularly in circumstances where we are unable to pass through such additional costs to our customers.  Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.  While governmental authorities may enact regulations that increase our cost of operations, it is unlikely that an increase in the cost of operations would be isolated to us.  Accordingly, the management of waste, and the companies that participate in its management are all subject to the same governmental regulation resulting in no one company being any more or less advantaged or disadvantaged than the other.  We may also have opportunities to earn environmental credits at our facilities that convert methane gas to energy.  We remain confident that we could recover increasing operating costs should regulations change that increase those costs.

Our business is highly competitive, which could reduce our profitability or limit our growth potential

The North American waste management industry is very competitive.  We face competition from several larger competitors and a large number of local and regional competitors.  Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry.

In addition to national and regional firms and numerous local companies, we compete in certain markets with those municipalities that maintain waste collection or disposal operations.  These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

In each market in which we operate a landfill, we compete for solid waste business on the basis of disposal or ‘‘tipping’’ fees, geographical location and quality of operations.  Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste.  In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors.  Generally, we are either the number one, two or three operator in every market we conduct business in.  We deem profitability and growth risk as low in our Canadian and U.S. south segments, but moderate in our U.S. northeast segment.

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Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates

Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

●     reducing waste at the source, including recycling and composting;

●     prohibiting disposal of certain types of waste at landfills; and

●     limiting landfill capacity.

Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

●     requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning,

composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

●     prohibiting the disposal of yard waste, tires and other items in landfills.

These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to our landfills operating at less than capacity or force us to charge lower prices for landfill disposal services.  While reduced landfill volumes may occur as a result of various waste reduction initiatives, we look to be a partner with the provinces, states and municipalities we operate in to be part of their waste reduction solution.  And while landfill volumes may decline due to waste reduction initiatives effectively causing over-capacity in the market place, in markets where alternative means of disposal do not exist or the costs are prohibitive, landfill pricing could increase.

Operating a vertically integrated suite of assets allows us to run strategies in each market place.  We don’t perceive this risk to be significant in the near term as this risk may take years to develop any significance.

Emerging extended producer responsibility (“EPR”) programs may impact our customer relationships and revenues

Numerous jurisdictions in Canada and the U.S. have passed, or are considering new legislation or regulations to implement, EPR programs that could affect our existing customer contracts.  EPRs shift the financial responsibility and the physical logistics for the end of life management of waste packaging, printed paper and designated products, such as tires and electronics, from the generator to the producer or brand owner and usually include mandated minimum recycling rates which must be achieved.  Declines in waste volumes could occur due to increased waste diversion associated with these EPR programs and existing contracts to collect and process recyclables could be lost as post life management responsibility and contractual obligations shift from our existing municipal and commercial generating customers to the brand owners who will likely manage their EPR obligations through co-operative stewardship agencies.  We would seek to participate in and partner with stewardship organizations as a solution provider to the producer members.  However, there remains a risk that we may not be successful in securing these relationships.

General risks

We may be subject to litigation that could materially affect our financial results

We are subject to various legal proceedings in the ordinary course of business.  As the factual and legal issues concerning these proceedings are sometimes not easily resolved, we are unable to determine beforehand the timing and cost to settle such litigation.  Furthermore, the final outcome of such matters could result in us making substantial payments which may materially affect our financial condition and operations.  At this time, we are not aware of any events that could materially impact our financial statements and results of operations.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets

In accordance with U.S. GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects.  Events that could, in some circumstances, lead to an impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will record a charge against earnings for any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise.  We also carry a significant amount of goodwill on our balance sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events.  We may be required to incur charges against earnings if we determine that certain events (such as a downturn in the recycling commodities market) have caused the carrying value of our assets to be greater than their fair value, resulting in impairment.  Any such charges could have a material adverse effect on our results of operations.

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We routinely make accounting estimates and judgments.  If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements

We make accounting estimates and judgments in the ordinary course of business.  Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented.  Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction.  If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have an adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements.  We continually review accounting rules and regulation and we work with our auditors and third party experts on all significant accounting and valuation matters.

The adoption of new accounting standards or interpretations could adversely affect our financial results

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods.  The accounting rules and regulations that we must comply with are complex and continually changing.  We cannot predict the impact of future changes to accounting principles on our financial statements going forward.

If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements

We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures.  Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and result in future adjustments or restatements of our historical financial statements, which could adversely affect our business, financial condition and results of operations.  We cannot predict the impact a deficiency in our internal controls over financial reporting could have on our financial statements.  However, we remain confident that we have established and maintain adequate internal controls over financial reporting and believe that our internal controls are effective.

Income tax

Tax interpretations, regulations and legislation in the various jurisdictions in which we operate are subject to measurement uncertainty and the interpretations can impact net income from income tax expense or recovery, and deferred income tax assets or liabilities.  In addition, tax rules and regulations, including those relating to foreign jurisdictions, are subject to interpretation and require judgment by us that may be challenged by the taxation authorities upon audit.

Payment of dividends is subject to various factors

Dividends paid by us may fluctuate.  The funds available for the payment of dividends from time to time will be dependent upon, among other things, our free cash flow(B), general business conditions, financial requirements for our operations and the execution of our growth strategy and the terms of our existing indebtedness.

We are a “foreign private issuer” in the U.S. and we are permitted to file less information with the U.S.  Securities and Exchange Commission and thus there may be less information concerning us than publicly available for U.S. public companies

As a “foreign private issuer” we are exempt from rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act.  In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act.  Moreover, we are not required to file periodic reports and financial statements with the U.S.  Securities and Exchange Commission (the “SEC”) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information.  In addition, we are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements.  Accordingly, there may be less information concerning us publicly available than there is for U.S. public companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses

More than 50% of our total assets are located in the U.S.  In order to maintain our current status as a foreign private issuer under U.S. securities laws, a majority of our shares must be either directly or indirectly owned by non-residents of the U.S.  We may in the future lose our foreign private issuer status if a majority of our shares are held by residents of the U.S.  The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS.  If we were not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current

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reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, we may lose the ability to rely upon exemptions from New York Stock Exchange (“NYSE”) corporate governance requirements that are available to foreign private issuers.  Finally, if we lose our foreign private issuer status, to the extent that we were to offer or sell our securities outside of the U.S., we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future and create a higher likelihood that investors would require us to file resale registration statements with the SEC as a condition of any such financings.  While we acknowledge that losing our MJDS filing status will result in additional costs and expense, we don’t believe the costs will be significant.

Environmental Matters

Environmental charter and mandate

We have an environmental, health and safety committee (the “committee”) and its primary purpose is to assist the Company’s Board of Directors in fulfilling its oversight responsibilities in relation to the following:

•         establish and review safety, health and environmental policies, standards, accountability and programs;

•         manage and oversee the implementation of compliance systems;

•         monitor the effectiveness of safety, health and environmental policies, systems and monitoring processes;

•         receive audit results and updates from management with respect to health, safety and environmental performance;

•         review the annual budget for safety, health and environmental operations;

•         commission and review reports, including external audits, on the nature and extent of any compliance and non-compliance with environmental and occupational health and safety policies, standards and applicable legislation and establishing plans to correct deficiencies, if any;

•         matters customarily performed by the committee; and

•         addressing any additional matters delegated to the committee by the Company’s Board of Directors.

The committee consists of no less than three directors.  Its members and its Chair are appointed annually by the Board of Directors, on the recommendation of the governance and nominating committee.

The Board of Directors may fill vacancies in the committee by election from its members, and if and when a vacancy exists in the committee, the remaining members may exercise all of its powers so long as a quorum remains in office.

The Company’s secretary shall, upon the request of committee chairman, any member of the committee or the President and Chief Executive Officer of the Company, call a meeting of the committee.  Any member of the committee may participate in the meeting and the committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend meetings of the committee.  The committee shall keep minutes of its meetings which shall be submitted to the Board of Directors.

To carry out its oversight responsibilities, with respect to the environment, the responsibilities of the committee will be:

●       to review and recommend to the Board of Directors, for approval, environmental policies, standards, accountabilities and programs for the Company, and changes or additions thereto, in the context of competitive, legal and operational considerations;

●     to commission and review reports, including external audits, on the nature and extent of compliance or any non-compliance by the Company with environmental policies, standards and applicable legislation and plans to correct deficiencies, if any, and to report to the Board of Directors on the status of such matters;

●     to review such other environmental matters as the committee may consider suitable or the Board of Directors may specifically direct.

The committee will regularly report to the Board of Directors on:

•         compliance with safety, health and environmental policies;

•         the effectiveness of safety, health and environmental policies; and

•         all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

The committee will annually review and evaluate the adequacy of its charter and recommend any proposed changes to the governance and nominating committee.

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The committee may, without seeking approval of the Board of Directors or management, select, retain, terminate, set and approve the fees and other retention terms of any outside advisor, as it deems appropriate.  The Company will provide for appropriate funding, for payment of compensation to any such advisors, and for ordinary administrative expenses of the committee.

Environmental policies (excluding critical accounting policies)

Our environmental health and safety policy requires that we complete a thorough review of the environmental health and safety risks associated with acquisition candidates, or assumption, essential to ensure that the status of compliance with laws, regulations, permits or other legal instruments is understood to the best of our knowledge prior to completing the acquisition, or assumption.  This policy establishes the requirement and responsibility for conducting environmental health and safety due diligence reviews of acquisition candidate companies, joint-ventures, building or land leases, buildings or land acquisition, third party storage facilities and assumption including environmental health and safety provisions of facility operating contracts or other obligations being assumed.  The policy further requires a review and assessment of the structural integrity of buildings and tipping floors of buildings where waste will be placed.

Our third party transfer and disposal sites policy addresses waste disposal by us at third party transfer stations, landfills, recycling facilities and other processing and disposal facilities.  These facilities receive wastes and recyclable material collected by us from our customers and in some instances generated by us in the operation of our business.  Internally generated wastes include general waste and recyclable material, used oils and lubricants, leachate, condensate, batteries, solvents, used tires, scrap metals and other wastes.  To ensure that the third party facilities used by us do not impact our business, or our environmental or health and safety record, the third party facilities must meet an acceptable operational and regulatory compliance requirement as set forth by us.  Third party facilities that do not meet the acceptable minimum standards will not be used, unless approved by certain senior management.

Our nuisance wildlife management policy addresses guidelines for managing nuisance wildlife.

Policy development

In the development of any policy, including but not limited to environmental policies, management input drives the core content for all policies.  Our internal audit function supports the documentation of management’s intent and the ongoing maintenance of policies.  Policy owners are identified and referenced in the policy itself and drive the content of their policies.  Ownership and input is primarily determined by the core functional nature (e.g. finance, human resources, environmental) of the policy and by the constituency impacted.

A policy may be developed or refined as the result of a significant event that permanently changes the way we operate or report financial results.  When a significant event occurs, relevant management, together with the policy owner, will determine whether a new policy should be developed or an existing policy updated.

The Company level policies must meet or exceed the TSX and NYSE guidelines for corporate governance.  Policy content must be specific enough to provide adequate and effective internal controls, and general enough to ensure that adherence by all locations is realistic, regardless of size.  Special care is given to ensure policies are concise and focused on the essential requirements of management and regulatory authorities.  Both the policy owner and executive management must approve all new policies and changes to existing policies.  The audit committee and/or Board of Directors is also charged with reviewing Company level policies (i.e. disclosure, code of conduct) and changes to existing policies or new policy requests.

Once a policy is finalized and approvals are obtained, the most up-to-date version of each policy is retained via an on-line collaboration knowledge base.

Policy owners review their respective policies, at least annually, and update the content as necessary.  Requests for new policies or permanent changes to existing policies are communicated to the policy owner and reviewed in proposal form by the Executive Standards Committee.  If approved, the new policy or permanent policy change is made by the policy owner and a cross functional reviewer is identified.  Once reviewed, the new policy or permanent policy change is resubmitted to the Executive Standards Committee for final review and approval.

Legislation and governmental regulation

We are subject to various laws and regulations, which if violated, could subject us to sanctions or third-party litigation or, if unchanged, could lead to increased costs or the interruption of normal business operations that would negatively impact our business results and financial condition.

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Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters.  These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality (including carbon or green house gas emissions), water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances.  In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.

Our compliance with regulatory requirements is costly.  We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements.  In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued for such purposes.

Extensive regulations govern the design, operation, and closure of landfills.  If we fail to comply with these regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties.

Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries.  In the future, our collection, transfer, and landfill operations may be affected by legislation governing interstate shipments of waste.  If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state.

Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation.  Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in our transfer stations or landfills or in third party landfills used by us.

In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees.  The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business there.

From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills.  If any additional fees are imposed in jurisdictions in which we operate and we are not able to pass the fees through to our customers, our operating results and profitability would be negatively affected.

We must comply with the requirements of federal, provincial, and state laws and regulation related to worker health and safety.  These requirements can be onerous and include, in Canada, a requirement that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task.  Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

The operational and financial effects of the various laws and regulations concerning our business could require us to make significant expenditures or otherwise adversely affect the way we operate our business, which may have an adverse effect on our business, financial condition and results of operations.

Environmental regulation and litigation

We may be subject to legal action relating to compliance with environmental laws or regulations, and to civil claims from parties alleging some harm as a consequence of contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which we may be responsible.

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Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens and environmental advocacy groups, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

In general, environmental, health and safety laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit.  Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief.  Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate.  Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.

From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities requiring that we take certain actions and/or alleging, amongst other things, that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations.  We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices.  However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings.  Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact our results from operations.  A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine or penalty could also have an adverse effect our financial condition and results of operations.

Environmental contamination

We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others.  We could be liable for this type of contamination even if the contamination did not result from our activities or occurred before we owned or operated the properties.  We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed.  Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages.  Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability.  While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford to contribute. If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.

In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities.  These businesses may have released substances into the soil, air or groundwater.  They also may have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into the soil, air or groundwater.  Depending on the nature of our acquisition of these businesses and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable.  Any indemnities or warranties we obtained or obtains in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons.  If the cost of compliance or any remediation substantially exceeds our applicable reserves and insurance coverage, it could have an adverse effect on our business, financial condition and results of operations.

Climate Change Risk

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change.  As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, Green House Gas (“GHG”) emissions.  The adoption of such laws and regulations and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations.  Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.

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We believe we are exposed to regulatory risks related to climate change because we operate in one of the most heavily regulated industries in North America.  The addition of increased regulations for the management of GHG, particularly methane as a component of landfill gas, has been anticipated in the U.S. and in Canada.  We believe we are well positioned to manage these changes without severe impact to our operations.  The management of landfill gas generated at our landfills has been an integral part of our operations for many years and the associated costs required to manage this gas is contemplated in the development of our landfill asset amortization rates and asset retirement obligations.

We expect and encourage further strengthening of regulations related to our industry and we are committed to ensuring our operations meet and, where possible, exceed those requirements.  While meeting an ever-increasing regulatory regime can be costly, we proactively undertake initiatives to manage our GHG obligations to minimize those costs in an environmentally conscious manner.

We have taken action to manage regulatory risks and as one of North America's largest environmental services companies we have extensive experience and resources needed to operate in a highly regulated industry with strict legislation.  In addition to meeting and exceeding regulatory expectations for many years, we work constantly to identify best management practices that promote environmental sustainability.

We regularly review regulatory risks by qualified internal and external personnel at the local, regional and national levels.  This means that in all of our communities learning about new and improved methods of managing our services occurs by engaging with regulators and with industry experts to ensure we are always at the forefront of environmental excellence.

We are also exposed to physical risks.  Our operations provide service to various Canadian and U.S. markets and we operate landfills, transfer stations, MRFs, three landfill gas to energy facilities and one landfill gas to natural gas facility.  In addition, several of our landfills include facilities for the collection and thermal destruction of methane and it is management’s future intention to implement landfill gas recovery systems for other landfills it operates.  Some of these markets are located in geographic areas with altitudes close to sea level, but the majority are located either remote from or at sufficient altitudes as to not be affected by sea level change.

We are prepared for and have historically taken steps to minimize the potential impact of extreme events, such as weather, to our operations.  We are also dependent on suppliers of various resources such as waste collection vehicles, fuel and other consumables.  Any extreme disruption in the supply of such resources could impede our ability to operate efficiently.

We continually review our physical risks as part of regular management operating reviews and, as issues are raised, we adapt our operating processes to minimize potential impacts from these risks.

We are also aware of consumer attitudes and demands, and changes thereto, as the public becomes ever increasingly aware of, and educated about, environmental issues.  We believe that consumers prefer to work with companies that are environmentally astute, provide environmentally sound services and encourage environmental well-being.  We encourage these attitudes and beliefs and, as an industry leader, we are well-positioned to assist our customers in realizing and adjusting to changes in regulation or service that may result from climate change initiatives.  We are committed to identifying and offering services that can mutually benefit our customers while also addressing their climate change issues.  We regularly review our operations and policies to incorporate innovation and strategic management plans to reduce greenhouse gas emissions while remaining committed to provide competitive customer service and having continued respect for regulations and environmental stewardship.

Financial Information Controls and Procedures

For the three months ended March 31, 2015, there have been no changes to the Company’s internal control over financial reporting that had, or are reasonably likely to have, a material impact on its internal controls over financial reporting.

Definitions

(A)  All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar

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measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, interest on long-term debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  Non-recurring expenses include certain equity based compensation amounts, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on sale of capital and landfill assets – as a non-cash item the net gain or loss on sale of capital and landfill assets has no impact on the determination of free cash flow(B).  In addition, the sale of capital and landfill assets does not reflect a primary operating activity and therefore represents a different class of income or expense than those included in adjusted EBITDA.

Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time.  Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Loss on extinguishment of debt – as a non-cash item, loss on extinguishment is not indicative of our operating profitability and reflects a resulting charge from a change in our debt financing.  Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Re-measurement gain on previously held equity investment – as a non-cash item, the re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization attributable to capital and landfill assets.  All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for goodwill impairment, net gain or loss on the sale of capital and landfill assets, and all amortization expense, including amortization expense recognized on the impairment of intangible assets.  All references to “Adjusted net income” are to adjusted operating income after adjusting, as applicable, net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt, other expenses and net income tax expense or recovery.

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Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures is important for investors and is used by management to manage its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and are amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our adjusted net income per share.  Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income or loss are detailed in the statement of operations and comprehensive income or loss beginning with operating income or loss before restructuring expenses, goodwill impairment, amortization and net gain or loss on sale of capital and landfill assets and ending with net income or loss and includes certain adjustments for expenses recorded to SG&A, which management views as not being indicative of continuing operations or not recurring.  A reconciliation between operating income or loss and adjusted EBITDA is provided below.  Adjusted operating income, Adjusted EBITA and adjusted net income are also presented below.

	Three months ended
	March 31
	2015	2014

Operating income	$49,174	$41,267
Transaction and related costs (recoveries) - SG&A	228	(1,083)
Fair value movements in stock options - SG&A(*)	729	2,054
Restricted share expense - SG&A(*)	311	384
Non-operating or non-recurring expenses - SG&A	1,615	-
Adjusted operating income or adjusted operating EBIT	52,057	42,622
Net (gain) loss on sale of capital and landfill assets	(9,194)	3,033
Amortization	64,009	67,207
Adjusted EBITDA	106,872	112,862
Amortization of capital and landfill assets	(52,711)	(53,309)
Adjusted EBITA	$54,161	$59,553

Net income	$18,121	$25,919
Transaction and related costs (recoveries) - SG&A	228	(1,083)
Fair value movements in stock options - SG&A(*)	729	2,054
Restricted share expense - SG&A(*)	311	384
Non-operating or non-recurring expenses - SG&A	1,615	-
Net loss on financial instruments	10,759	3,335
Re-measurement gain on previously held equity investment	-	(5,156)
Net income tax recovery	(3,521)	(701)
Adjusted net income	$28,242	$24,752

Note:
(*)Amounts exclude LTIP compensation.

 (B)   We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

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